UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 27, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES HEREIN TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVEMENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

ING Groep N.V. is providing on this Form 6-K updated information on the following, which appears immediately following this page:
•	Risk Factors

•	Business

•	Corporate Governance

•	Regulation and Supervision

•	Ratings

•	Directors, Senior Management and Employees

•	Litigation

•	Dividends

•	Stock Exchange Data

•	Information relating to ING shares and applicable legal provisions

•	Significant subsidiaries

RISK FACTORS
Risks Related to the Financial Services Industry
Because we are an integrated financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability of our insurance, banking and asset management business.
Factors such as interest rates, securities prices, credit (including liquidity) spreads, exchange rates, consumer spending, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn, such as the one that has affected world economies since mid-2007, characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investment and consumer spending, the demand for banking and insurance products is adversely affected and our reserves and provisions are likely to increase, resulting in lower earnings. Securities prices, real estate valuations and private equity valuations may be adversely impacted, and any such losses would be realized through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. For more details on the impact of interest rates and exchange rate fluctuations on our operations, see “Operating and Financial Review and Prospects—Factors Affecting Results of Operations”. See also “Risks Related to the Group—Interest rate volatility may adversely affect our profitability” below.
In case one or more of the factors mentioned above adversely affects the profitability of our business this might also result, among others, in the following:
•	the unlocking of deferred acquisition costs impacting earnings; and/or
•	reserve inadequacies which could ultimately be realized through profit and loss and shareholders’ equity; and/or
•	the write down of tax assets impacting net results; and/or
•	impairment expenses related to goodwill and other intangible assets, impacting net results.
Management believes that if ongoing market volatility adversely impacts the performance of the reporting units Retail Banking—Central Europe and Insurance Americas—United States, compared with what was assumed in the year-end 2008 goodwill impairment test, the book value (including goodwill) of these reporting units may exceed the related fair values, which would result in impairments. See “Intangible Assets” under Note 9 of Note 2.1.3. to our 2008 consolidated financial statements and “Operating Financial Review and Prospects—Factors Affecting Results of Operations—Impact of Financial Crisis”.
In 2008 and 2009, shareholders’ equity and our net result were significantly impacted by the turmoil and the extreme volatility in the worldwide financial markets. Further negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. We are currently recalibrating our economic capital models to reflect the extreme market conditions experienced over recent quarters in order to align them more closely with regulatory measures. This may have a material impact on our economic capital for credit risk. See “Risks Related to the Group—Ongoing turbulence and volatility in the financial markets have adversely affected us, and may continue to do so”.
Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.
The capital and credit markets have been experiencing extreme volatility and disruption for more than two years. In the second half of 2008, the volatility and disruption reached unprecedented levels. In some cases, market developments have resulted in restrictions on the availability of liquidity and credit capacity for certain issuers.
We need liquidity in our day-to-day business activities to pay our operating expenses, interest on our debt and dividends on our capital stock; maintain our securities lending activities; and replace certain maturing liabilities. The principal sources of our liquidity are deposit funds, insurance premiums, annuity considerations, cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, junior subordinated debt securities, capital securities and stockholders’ equity.
In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available, or available at unfavorable terms.
Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone payment of dividends on our shares, (3) reduce, cancel or postpone interest payments on other securities, (4) issue capital of different types or under different terms than we would otherwise, or (5) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.
In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments nationalized companies or parts thereof. The measures adopted in the Netherlands include both liquidity provision and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on October 10, 2009, while the Credit Guarantee Scheme of the Netherlands is scheduled to run through December 31, 2009 (see “Business—Transactions with the Dutch State”). To date, we have been able to benefit from these measures, but our participation in these measures has resulted in certain material restrictions on us, including those agreed to with the EC as part of our Restructuring Plan. See “Risks Related to the Group—Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”, “Risks Related to the Group—The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group” and “Business—Recent Developments—Insurance and other Divestments, EC Agreement”. The Restructuring Plan as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding

ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.
In addition, we have built our liquidity risk framework on the premise that our liquidity is most efficiently and effectively managed by a centralized Group function. However, we are subject to the jurisdiction of a variety of banking and insurance regulatory bodies, some of which have proposed regulatory changes that, if implemented, would hinder our ability to manage our liquidity in such a centralized manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, undermining our efforts to maintain this centralized management of our liquidity. These developments may cause trapped pools of liquidity, resulting in inefficiencies in the cost of managing our liquidity, and hinder our efforts to integrate our balance sheet, which is an essential element of our Back to Basics program and our Restructuring Plan.
The default of a major market participant could disrupt the markets.
Within the financial services industry the default of any one institution could lead to defaults by other institutions. The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, as was the case after the bankruptcy of Lehman Brothers, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on its business, financial condition, results of operations, liquidity and/ or prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.
The way AIG suffered in the aftermath of the bankruptcy of Lehman Brothers in September 2008 is an example of this type of risk. Management believes that despite increased attention recently, systemic risk to the markets in which we operate continues to exist, and dislocations caused by the interdependency of financial market participants continues to be a potential source of material adverse changes to our business, results of operations and financial condition.
Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims amount may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net results and have an adverse effect on our results of operations.
In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics, as well as events such as terrorist attacks.
The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and cannot always be adequately reserved for. Furthermore, we are subject to actuarial and underwriting risks such as, for instance, mortality, longevity, morbidity, and adverse home claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modeling of natural catastrophes is performed and risk mitigation measures are made. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net results may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.
We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business.
We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties.
In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. In particular, governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation and financial reporting, among others. For example, the EC is conducting a full scale review of solvency margins and provisions for insurance companies known as “Solvency II”. Each member state of the EEA, including the Netherlands, is required to implement Solvency II by October 31, 2012. The EC is also considering increasing the capital requirements for banks. In addition, the International Accounting Standards Board (“IASB”) is considering changes to several IFRS standards, including significant changes to the standard on financial instruments (IAS 39) and to the standard on pensions (IAS 19). These changes could have a material impact on our reported results and financial condition.
Governments in the Netherlands and abroad have also intervened on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the Core Tier-1 Securities and the Illiquid Assets Back-Up Facility (together, the “Dutch State Transactions”), see “—Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”. As a result of having received state aid through the Dutch State Transactions, we were required to submit our Restructuring Plan to the EC in connection with obtaining final approval for the Dutch State Transactions. See “Risks Related to the Group—The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”. We cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition.

Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretation or under development or may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, or we fail to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, amongst other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.
Risks Related to the Group
Ongoing turbulence and volatility in the financial markets have adversely affected us, and may continue to do so.
Our results of operations are materially impacted by conditions in the global capital markets and the economy generally. The stress experienced in the global capital markets that started in the second half of 2007 continued and substantially increased throughout 2008 and, although market conditions have improved, volatility continued in 2009, particularly the early part of the year. The crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. These conditions have resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (“ABS”) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.
As a result of the ongoing and unprecedented volatility in the global financial markets in 2007, 2008 and, to a lesser extent, the first nine months of 2009, we have incurred substantial negative revaluations on our investment portfolio, which have impacted our earnings and shareholders’ equity. Furthermore, we have incurred impairments and other losses, which have impacted our profit and loss accounts. Although we believe that reserves for insurance liabilities are generally adequate at the Group and business line level, inadequacies in certain product areas have developed. See “Risk Management—ING Insurance—Reserve Adequacy” under Note 2.2.1. to our 2008 consolidated financial statements.
Such impacts have arisen primarily as a result of valuation issues arising in connection with our investments in real estate (both in and outside the US) and private equity, exposures to US mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (“RMBS” and “CMBS”, respectively), Collateralized Debt Obligations (“CDOs”) and Collateralized Loan Obligations (“CLOs”), monoline insurer guarantees, Structured Investment Vehicles (“SIVs”) and other investments. In many cases, the markets for such investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts from such assets in future periods.
The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.
As described under “Business—Transactions with the Dutch State”, in November 2008 the Dutch State purchased the Core Tier-1 Securities, and in the first quarter of 2009 we and the Dutch State entered into the Illiquid Assets Back-Up Facility (the “Illiquid Assets Back-Up Facility”) pursuant to which we transferred to the Dutch State the economic risks and rewards of 80% of the approximately EUR 30 billion par value Alt-A residential mortgage-backed securities portfolios of ING Direct US and Insurance Americas.
As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan (the “Restructuring Plan”) to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, we announced our Restructuring Plan, pursuant to which we are required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct US, which operates our direct banking business in the United States, and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Restructuring Plan was issued on November 18, 2009. In addition, in order to obtain approval of the Restructuring Plan, we committed to make a series of additional payments to the Dutch State, corresponding to adjustments to the net fees payable under the Illiquid Assets Back-Up Facility. These payments will significantly increase the cost of the Illiquid Assets Back-Up Facility to us and will result in a one-time, pre-tax charge of EUR 1.3 billion to be recorded in the fourth quarter of 2009 which will in turn adversely affect our results of operations and financial condition. For more information about our Restructuring Plan and the additional payments, see “Business—Recent Developments—Insurance and other Divestments, EC Agreement”.
In connection with the Restructuring Plan, we have also agreed to not be a price leader in certain EU markets with respect to certain retail, private and direct banking products and to refrain from acquisitions of financial institutions and of businesses that would delay our repurchase of the Core Tier-1 Securities not purchased with the proceeds of the Offering. Those limitations may last until November 18, 2012 and could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See “Risks Related to the Group—The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
We have announced that we will consider making our required divestments by means of initial public offerings, sales, spin-offs, combinations of the foregoing or other means. There can be no assurance that we will be able to implement the Restructuring Plan successfully or complete the announced divestments on favorable terms or at all, particularly in light of both the plan’s 2013 deadline and expected challenging market conditions in which other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner. Any failure to successfully implement the Restructuring Plan may result in EC enforcement actions and may have a material adverse impact on the assets, profitability, capital adequacy and business operations of the Group. Moreover, in connection with the implementation of the Restructuring Plan, including any proposed divestments, we or potential buyers may need to obtain various approvals, including of shareholders, works councils and regulatory and competition authorities, and we and potential buyers may face difficulties in obtaining these approvals in a timely manner or at all. In addition, the implementation of the Restructuring Plan may strain relations with our employees, and specific proposals in connection with the implementation may be opposed by labor unions or works councils. Furthermore, following the announcement of the Restructuring Plan, several of our subsidiaries have been downgraded or put on credit watch by rating agencies. See “Risks Related to the Group—Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of bank and insurance assets. Downgrades could have an adverse impact on our operations and net results”.

Other factors that may impede our ability to implement the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be divested. Although equity capital markets have improved over the past few months, it may also be difficult to divest all or part of our insurance or investment management business through one or more initial public offerings. There can also be no assurance that we could obtain favorable pricing for a sale of all or part of our insurance or investment management business in the public markets or succeed in turning the relevant subsidiaries into viable standalone businesses. A divestment may also release less regulatory capital than we would otherwise expect. Any failure to complete the divestments on favorable terms, whether by sale, through an initial public offering, a spin-off or otherwise, could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. In particular, if we do not succeed in completing divestitures contemplated by the Restructuring Plan within the timelines set out therein, the EC may request the Dutch State to appoint a divestiture trustee with a mandate to complete the relevant divestiture with no minimum price.
In addition, it is possible that a third party will challenge the EC decision to approve the Restructuring Plan in the European Courts. ING does not believe that any such challenge would be likely to succeed, but if it were to succeed the EC would need to reconsider its decision which may have an adverse impact on our results of operations and financial condition.
The implementation of the divestments announced in connection with the Restructuring Plan, including the separation of the insurance and investment management operations from the banking operations, will also give rise to additional costs related to the legal and financial assessment of potential transactions. The implementation may also result in increased operating and administrative costs. The process of completing the steps contemplated by the Restructuring Plan may be disruptive to our business and the businesses we are trying to sell and may cause an interruption or reduction of our business and the businesses to be sold as a result of, among other factors, the loss of key employees or customers and the diversion of management’s attention from our day-to-day business as a result of the need to manage the divestment process as well as any disruptions or difficulties that arise during the course of the divestment process. We may face other difficulties in implementing the Restructuring Plan and completing the planned divestments. For instance, the divestments, individually or in the aggregate, may trigger provisions in various contractual obligations, including debt instruments, which could require us to modify, restructure or refinance the related obligations. We may not be able to effect any such restructuring or refinancing on similar terms as the current contractual obligations or at all. In addition, the announced divestments could be the subject of challenges or litigation, and a court could delay any of the divestment transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect our ability to use the funds of the divestments to repurchase the Core Tier-1 Securities, reduce or eliminate our double leverage and strengthen our capital ratios as anticipated and eliminate the constraints on competition imposed by the EC.
The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group.
As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the European Union and on our ability to acquire financial institutions and businesses that would delay our repurchase of the Core Tier-1 Securities held by the Dutch State. These restrictions apply until the earlier of: (1) November 18, 2012, and (2) the date upon which we repurchase all remaining Core Tier-1 Securities held by the Dutch State. We have also agreed to limitations on our ability to call Tier-2 capital and Tier-1 hybrid debt instruments. See “Business—Recent Developments—Insurance and other Divestments, EC Agreement”. If the EC does not approve the calling of Tier-2 capital and Tier-1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favorable terms. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.

Upon the implementation of the Restructuring Plan, we will be less diversified and may experience competitive and other disadvantages.
Following completion of the planned divestments under the Restructuring Plan, we expect to become a significantly smaller, regional financial institution focused on retail, direct and commercial banking in the Benelux region and certain other parts of Europe, as well as selected markets outside Europe. See “Business—Group Strategy”. Although we will remain focused on banking operations, we may become a smaller bank than that represented by our current banking operations. In the highly competitive Benelux market and the other markets in which we operate, our competitors may be larger, more diversified and better capitalized and have greater geographical reach than us, which could have a material adverse effect on our ability to compete, as well as on our profitability. The divested businesses may also compete with the retained businesses, on their own or as part of the purchasers’ enlarged businesses. In addition, the restrictions on our ability to be a price leader and make acquisitions and on our compensation policies could further hinder our capacity to compete with competitors not burdened with such restrictions, which could have a material adverse effect on our results of operations. There can be no assurance that the implementation of the Restructuring Plan will not have a material adverse effect on the market share, business and growth opportunities and results of operations for our remaining core banking businesses.
Our Back to Basics program and our Restructuring Plan may not yield intended reductions in costs, risk and leverage.
In April 2009, we announced our Back to Basics program to reduce our costs, risk and leverage. In addition to restructuring our banking and insurance businesses so that they are operated separately under the ING umbrella, the Back to Basics program includes cost-reduction measures, as well as plans for divestments. On October 26, 2009, we announced that we had reached an agreement with the EC on our Restructuring Plan, pursuant to which we announced further divestments. See “Business—Recent Developments—Insurance and Other Divestments, EC Agreement.” Projected cost savings and impact on our risk profile and capital associated with these initiatives are subject to a variety of risks, including:
•	contemplated costs to effect these initiatives may exceed estimates;
•	divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under “Risks Related to the Group—The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”;
•	initiatives we are contemplating may require consultation with various regulators as well as employees and labor representatives, and such consultations may influence the timing, costs and extent of expected savings;
•	the loss of skilled employees in connection with the initiatives; and
•	projected savings contemplated under the Back to Basics program may fall short of targets.
While we have begun and expect to continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other restructuring and cost saving initiatives. If we are unable to realize these anticipated cost reductions, our business may be adversely affected. Moreover, our continued implementation of restructuring and cost saving initiatives may have a material adverse effect on our business, financial condition, results of operations and cash flows.
Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Western Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank/Fortis and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. In 2008 and 2009, this trend accelerated considerably, as several major financial institutions consolidated, were forced to merge or received substantial government assistance, and this trend may continue in light of the EC’s scrutiny of state aid transactions. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan we have agreed to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “Business—Recent Developments—Insurance and other Divestments, EC Agreement” and “—The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions.
For so long as the Dutch State holds at least 25% of the Core Tier-1 Securities, issued by us on November 12, 2008, for so long as the Illiquid Assets Back-Up Facility is in place, or for so long as any of the government guaranteed senior unsecured bonds issued by ING Bank N.V. on January 30, 2009, February 20, 2009 and March 12, 2009 under the Credit Guarantee Scheme of the Netherlands (the “Government Guaranteed Bonds”) are outstanding, we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the Dutch State’s nominees on the Supervisory Board (see below). In addition, under the terms of the Core Tier-1 Securities and Illiquid Assets Back-Up Facility, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and senior management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. In connection with these transactions, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board. The Dutch State’s nominees have veto rights over certain material transactions, as discussed under “Information on the Company’s Corporate Bodies—Supervisory Board of ING Groep N.V.”. For more information on our transactions with the Dutch State, see “Business—Transactions with the Dutch State” below. Our agreements with the Dutch State have also led to certain restrictions imposed by the EC as part of the Restructuring Plan, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “Risks Related to the Group—The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have a material adverse effect on our results of operations.

General
Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing house and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, etc., or even rumors about potential defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In light of the significant constraints on liquidity and high cost of funds in the interbank lending market, which arose in 2008 and early 2009, particularly following the collapse of Lehman Brothers in September 2008, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed-income and foreign exchange markets, including related derivatives, which exposes it to concentration risk.
We routinely execute a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, insurance companies and other institutional clients, resulting in large daily settlement amounts and significant credit exposure. As a result, we face concentration risk with respect to specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the creditworthiness of, one or more financial services institutions could therefore lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions.
With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized, or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to defer coupon payments on the occurrence of certain events or at their option. The EC has indicated that, in certain circumstances, it may require these financial institutions to defer payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business or results of operations.
In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of its rights. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.
Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/ or prospects.

Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance receivables as of June 30, 2009, the greatest exposure after collateral to an individual reinsurer was approximately 33%, approximately 37% related to four other reinsurers and the remainder of the reinsurance receivables balance related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.
Current market conditions have increased the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may continue to see adverse changes in the credit quality of our borrowers and counterparties, for example as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This trend has led and may lead to further impairment charges on loans and other assets, higher costs and additions to loan loss provisions. The volume of impaired loans may continue if unfavorable economic conditions persist.
Furthermore, a significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations. Due to worsening economic conditions in the past two years, we have experienced an increase of impaired loans.
The fall of commercial and residential real estate prices and lack of market liquidity during the past two years has had an adverse effect on the value of the collateral we hold. Economic and other factors could lead to further contraction in the residential mortgage and commercial lending market and to further decreases in residential and commercial property prices which could generate substantial increases in impairment losses.
Interest rate volatility may adversely affect our profitability.
Changes in prevailing interest rates may negatively affect our business including the level of net interest revenue we earn, and for our banking business the levels of deposits and the demand for loans. In a period of changing interest rates, interest expense may increase at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest revenue. Changes in the interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, an increase in interest rates may decrease the demand for loans.
In addition, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset liability duration mismatches. A decrease in interest rates may also require an addition to provisions for guarantees included in life policies, as the guarantees become more valuable to policy holders. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates, which would also cause unrealized losses on our assets recorded at fair value under IFRS-EU. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Reserves for variable annuity guarantees have been inadequate since December 31, 2008. Lower interest rates would result in further inadequacies at the US level, though reserves remain adequate at Group level. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.
Conversely, in periods of rapidly increasing interest rates, policy loans, and withdrawals and surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.
We may incur losses due to failures of banks falling under the scope of state compensation schemes.
In the Netherlands and other jurisdictions deposit guarantee schemes and similar funds (“Compensation Schemes”) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. As a result of the increased number of bank failures, in particular since the fall of 2008, we expect that levies in the industry will continue to rise as a result of the Compensation Schemes. In particular, we are a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the Dutch Central Bank, De Nederlandsche Bank N.V. (the “DNB”), based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Schemes. Given our size we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. The ultimate costs to the industry of payments which may become due under the Compensation Schemes, remains uncertain although they may be significant and these and the associated costs to us may have a material adverse effect on our results of operations and financial condition. As a result of the recent failure of DSB Bank N.V. in the Netherlands, we expect to take a provision which may be significant, as a result of liabilities under the Dutch Deposit Guarantee Scheme in the fourth quarter of 2009.
We may be unable to manage our risks successfully through derivatives.
We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts including from time to time macro hedges for parts of our business.
Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, general market factors and the credit worthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. If we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, perhaps significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we use and may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

Because we use assumptions about factors to determine the insurance provisions, deferred acquisition costs (“DAC”) and value of business added (“VOBA”), the use of different assumptions about these factors may have an adverse impact on our results of operations.
The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of DAC and VOBA are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behavior (e.g., lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality, longevity and morbidity trends.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
Because we use assumptions to model client behavior for the purpose of our market risk calculations, the difference between the realization and the assumptions may have an adverse impact on the risk figures and future results.
We use assumptions in order to model client behavior for the risk calculations in our banking and insurance books. Assumptions are used to determine insurance liabilities, the price sensitivity of savings and current accounts and to estimate the embedded optional risk in the mortgage and investment portfolios. The realization or use of different assumptions to determine the client behavior could have material adverse effect on the calculated risk figures and ultimately future results.
Our risk management policies and guidelines may prove inadequate for the risks we face.
The methods we use to manage, estimate and measure risk are partly based on historic market behavior. The methods may, therefore, prove to be inadequate for predicting future risk exposure, which may be significantly greater than what is suggested by historic experience. For instance, these methods did not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to the government interventions and stimulus packages, which increase the difficulty of evaluating risks. Other methods for risk management are based on evaluation of information regarding markets, customers or other information that is publicly known or otherwise available to us. Such information may not always be correct, updated or correctly evaluated.
We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations.
ING Group companies operate various defined benefit retirement plans covering a significant number of our employees. The liability recognized in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognized actuarial gains and losses and unrecognized past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. These assumptions are based on available market data and the historical performance of plan assets, and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans.
We are subject to a variety of regulatory risks as a result of our operations in less developed markets.

In the less developed markets in which we operate, judiciary and dispute resolution systems may be less developed. As a result in case of a breach of contract we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defense against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.
In addition, as a result of our operations in less developed markets, we are subject to risks of possible nationalization, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain of the less developed countries in which we operate may increase the likelihood for regulatory initiatives to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest in the event of defaults on residential mortgages.
Because we are a financial services company and we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.
When new financial products are brought to the market, communication and marketing aims to present a balanced view of the product (however there is a focus on potential advantages for the customers). Whilst we engage in a due diligence process when we develop products, if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file claims against us. Such claims could have an adverse effect on our operations and net result.
Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of bank and insurance assets. Downgrades could have an adverse impact on our operations and net results.
We have credit ratings from Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw Hill Companies, Moody’s Investor Service (“Moody’s”) and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. In the event of a downgrade the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. In addition, in the event of certain downgrades the Underwriters may be able to withdraw from the Underwriting Agreement (as defined below) entered into in connection with the Offering. See “Risks Related to the Offering—If the Offering does not take place, our credit ratings and funding costs could be adversely affected, and the price of ING shares could drop sharply. In either case, the Rights could become worthless.” Following the announcement of the Restructuring Plan, several of our subsidiaries have been downgraded or put on credit watch by rating agencies.
Claims paying ability, at the Group or subsidiary level, and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade could elevate lapses or surrenders of policies requiring cash payments, which might force us to sell assets at a price that may result in realized investment losses. Among others, total invested assets decreases and deferred acquisition costs might need to be accelerated, adversely impacting earnings. A downgrade may adversely impact relationships with distributors of our products and services and customers, which may affect new sales and our competitive position.
Furthermore, ING Bank’s assets are risk weighted. Downgrades of these assets could result in a higher risk weighting which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.
Capital requirements for ING’s insurance businesses in a number of jurisdictions, such as the US and the EU, are based on a risk-based capital model. A downgrade of assets in these markets could result in a higher risk weighting which may lead to higher capital requirements.

Our business may be negatively affected by a sustained increase in inflation.
A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates which may (1) decrease the value of certain fixed income securities we hold in our investment portfolios resulting in reduced levels of unrealized capital gains available to us which could negatively impact our solvency position and net income, (2) result in increased surrenders of certain life & savings products, particularly, those with fixed rates below market rates, and (3) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase our interest expenses and reduce our results of operations. A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may (1) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our solvency position, (2) negatively impact performance, future sales and surrenders of our unit-linked products where underlying investments are often allocated to equity funds, and (3) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations. In addition, in the context of certain property & casualty risks underwritten by our insurance subsidiaries (particularly “long-tail” risks), a sustained increase in inflation with a resulting increase in market interest rates may result in (1) claims inflation (i.e., an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (2) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (3) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations. In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in a systemic mispricing of our products resulting in underwriting losses which would negatively impact our results of operations.
Operational risks are inherent in our business.
Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, IT failures, inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may be at or near the end of their useful lives or may not be capable of processing, storing or transmitting information as expected. Certain of our computer systems and networks may also have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, such systems and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other external attacks or internal breaches that could have a security impact and jeopardize our confidential information or that of our clients or our counterparts. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future. Furthermore, while recent widespread outbreaks of communicable diseases, such as the outbreak of the H1N1 influenza virus, also known as “swine flu,” experienced world-wide in 2009, have not adversely affected us thus far, a worsening of this outbreak, or the occurrence of another outbreak of a different communicable disease, may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilization of health benefits offered to our employees, either or both of which could adversely impact our business.

Reinsurance may not be available, affordable or adequate to protect us against losses. We may also decide to reduce, eliminate or decline primary insurance or reinsurance coverage.
As part of our overall risk and capacity management strategy we purchase reinsurance for certain risks underwritten by our various insurance business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.
In addition, we determine the appropriate level of primary insurance and reinsurance coverage based on a number of factors and from time to time decide to reduce, eliminate or decline coverage based on our assessment of the costs and benefits involved. In such cases, the uninsured risk remains with us.
Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to us, other well-known companies or the financial services industry in general.
Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputation harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in cease and desist orders, suits, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable.
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99.9% of our ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as a shareholder.
While holders of our bearer depositary receipts are entitled to attend and speak at our General Meeting of Shareholders (“General Meeting”), voting rights are not attached to the bearer depositary receipts. The Trust holds more than 99.9% of our ordinary shares, and exercises the voting rights attached to the ordinary shares (for which bearer depositary receipts have been issued). Holders of bearer depositary receipts who attend — in person or by proxy — the General Meeting must obtain voting rights by proxy from the Trust. Holders of bearer depositary receipts and holders of the ADSs (American depositary shares) representing the bearer depositary receipts who do not attend the General Meeting may give binding voting instructions to the Trust. See “Information Relating to ING Shares and Applicable Legal Provisions—The Trust—Voting instructions of holders of bearer depositary receipts of ordinary shares to the Trust”. The Trust is entitled to vote on any ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the ordinary shares in the interest of the holders of bearer depositary receipts, while taking into account:
•	our interests,
•	the interests of our affiliates, and
•	the interests of our other stakeholders
so as to ensure that all the interests are given as much consideration and protection as possible. The Trust may, but has no obligation to, consult with the holders of bearer depositary receipts in exercising its voting rights in respect of any ordinary shares for which it is entitled to vote. These arrangements differ from practices in other jurisdictions, and accordingly may affect the rights of the holders of bearer depositary receipts and their power to affect ING’s business and operations.
The share price of ING shares has been, and may continue to be, volatile which may impact the value of ING shares you hold.
The share price of our bearer depositary receipts has been volatile in the past, in particular over the past year. During and after the Offering, the share price and trading volume of our bearer depositary receipts may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfill the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particular in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
•	market expectations of the performance and capital adequacy of financial institutions in general;
•	investor perception of the success and impact of our strategies;
•	a downgrade or review of our credit ratings;
•	the implementation and outcome of our Restructuring Plan;
•	potential litigation or regulatory action involving ING or sectors we have exposure to through our insurance and banking activities;
•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and
•	general market circumstances.
We did not pay a final dividend in 2008 or an interim dividend in 2009. There can be no assurance that we will pay dividends on our ordinary shares in the future.
Although we had declared and paid dividends each year since our formation in 1991, we did not pay a final dividend for 2008 or an interim dividend for 2009. This year, we decided not to pay an interim dividend on ordinary shares and have announced that it is difficult to foresee whether we will be in a position to pay a final dividend for 2009. The declaration of interim dividends is subject to the discretion of the Executive Board, whose decision to that effect is subject to the approval of the Supervisory Board of the Company. Moreover, the declaration and payment of dividends and the amount thereof is dependent upon our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Executive Board, which makes a recommendation to the General Meeting regarding payment of dividends after allocation of our result to reserves and payment of dividends on cumulative preference shares. If we pay a dividend on our ordinary shares we will be required to pay a coupon on our Core Tier-1 Securities, including, in respect of any dividend over 2009, any Core Tier-1 Securities that we may repurchase with the proceeds of the Offering, at a multiple of the dividend paid per share. See “Information Relating to ING Shares and Applicable Legal Provisions—Capital Structure, Shares—Core Tier-1 Securities”. There can be no assurance that we will declare and pay any dividends in the future. For more information on dividends see “Distributions to Shareholders—Dividend Policy” below.
Our ability to use beneficial US tax attributes may become subject to limitations.
Our US subsidiaries currently have net operating losses, net capital losses, and built-in losses that may on a carryforward-basis be used to offset future US taxable income. The use of these tax attributes could be limited, however, if our US subsidiaries were to undergo an “ownership change” and Sections 382 and 383 of the US Internal Revenue Code were to apply. In general, Sections 382 and 383 limit the use of loss carryforwards of a corporation that undergoes an “ownership change” and there would be an ownership change of our US subsidiaries if there were an increase in the aggregate ownership of certain shareholders by more than 50 percentage points over a three-year period (for which purpose the Core Tier-1 Securities may be treated as stock).
We believe that the issuance of the Core Tier-1 Securities to the Dutch State on November 12, 2008 did not result in an ownership change and that it is more likely than not that an ownership change will not result from the Rights Offering, the Global Offering, and the concurrent repurchase of Core Tier-1 Securities held by the Dutch State. However, the determination of whether an ownership change occurs is complex and subject to uncertainties, and we could in the future take additional actions that could result in an ownership change. An ownership change could have an adverse effect on our US subsidiaries’ future US tax liabilities and could have a material adverse effect on our financial condition and results of operations. The exact impact on our financial condition and results of operations would not be ascertainable until an ownership change actually occurs. Using the best, currently available estimates and interpretations, the estimated range of the potential adverse impact on equity is between EUR 0.66 billion to EUR 1.44 billion.

BUSINESS
History and Overview
ING Groep N.V. was incorporated as a Naamloze Vennootschap (public limited liability company) under the laws of the Netherlands on January 21, 1991 to effect the merger between Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands, by way of a public offering for the shares of the latter companies. This public offering was successfully completed on March 4, 1991. ING operates under several commercial names, including “ING Groep N.V.”, “ING Groep”, “ING Group” and “ING”. ING has its statutory and its head office in Amsterdam, the Netherlands. ING Groep N.V. is registered as number 33231073 in the Company Registry and our Articles of Association are available there. ING operates under Dutch law.
Our profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of September 30, 2009, we served more than 85 million private, corporate and institutional customers in Europe, North and Latin America, Asia and Australia. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments. On October 26, 2009, ING announced the Restructuring Plan. For more information about the Restructuring Plan see “—Recent Developments—Insurance and other Divestments, EC Agreement”.
Following the completion of the Restructuring Plan, ING Bank will be a mid-sized European retail and commercial bank, anchored in the Benelux with strong ING Direct and Central Europe franchises, and will pursue attractive growth prospects outside Europe.
Our stakeholders
ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders: customers, employees, communities and shareholders. ING strives to be a good corporate citizen.
Our corporate responsibility
ING wants to pursue profit on the basis of sound business ethics and respect for its stakeholders. Corporate responsibility is therefore a fundamental part of ING’s strategy: ethical, social and environmental factors play an integral role in our business decisions.
Recent Developments
Insurance and other Divestments, EC Agreement
On October 26, 2009, ING announced that it plans to divest all of its insurance operations, including its investment management business by the end of 2013. This represents the next step in the Back to Basics program announced in April 2009, under which ING had already begun the process of restructuring its banking and insurance businesses (together with the investment management business) so that they are operated separately under the ING umbrella. The envisaged divestment forms part of ING’s Restructuring Plan which was approved by the EC on November 18, 2009. Negotiations with the EC on the Restructuring Plan acted as a catalyst to accelerate the strategic decision to completely separate ING’s banking and insurance operations. Under the Restructuring Plan, ING has also agreed to divest ING Direct US, which operates the Group’s direct banking business in the United States, by the end of 2013, and to divest certain portions of its Dutch retail banking business. ING will consider a range of options to carry out these divestments including through initial public offerings, sales, spin-offs or combinations thereof.
ING prepared the proposed Restructuring Plan in connection with the EC’s review under its state aid rules of the Dutch State’s purchase of the Core Tier-1 Securities in November 2008 and creation of the Illiquid Assets Back-Up Facility in the first quarter of 2009. As a result of these transactions, ING was required to submit a restructuring plan to the EC. For more information about ING’s transactions with the Dutch State, see “—Transactions with the Dutch State”. The Restructuring Plan was developed in close cooperation with the EC as one of the conditions for the EC granting definitive authorization for the Dutch State’s purchase of the Core Tier-1 Securities and creation of the Illiquid Assets Back-Up Facility.
Until the completion of the divestments, ING intends to continue to manage its insurance and investment management businesses as though it will be the long-term owner, investing in growth opportunities when they are attractive and can be supported by the capital and management of the business. Similarly, ING intends to continue its efforts to grow the US direct banking business until its divestment. The divestment is expected to take several years and is not anticipated before the end of 2013. ING also remains committed to the ING Direct franchise, which ING expects to be an important contributor to ING’s growth going forward.
The divestment of certain of ING’s Dutch retail banking business will be achieved through the formation of a new company to include the existing consumer lending portfolio of the Dutch retail banking business and ING’s Interadvies banking division, including the Westland Utrecht banking business and the mortgage operations of Nationale-Nederlanden. The newly formed company is expected to have total assets of EUR 37 billion, including approximately 200,000 mortgage contracts, 320,000 consumer lending accounts, 500,000 savings accounts and 76,000 securities contracts. ING expects the new business to have a mortgage portfolio of approximately EUR 33 billion, which would amount to an approximately 6% share of the Dutch retail mortgage market and approximately 25% of ING’s Dutch retail mortgage business. This newly formed company is expected to either be sold to a buyer that is acceptable to the EC and ING or floated on the stock market.
In order to obtain the approval of the EC for the Restructuring Plan, ING also committed to making a series of additional payments to the Dutch State, corresponding to adjustments to the net fees payable under the Illiquid Assets Back-Up Facility. These additional payments will amount to a net present value of EUR 1.3 billion, which will be reflected in a one-off pre-tax charge in the fourth quarter of 2009. For more information about these additional payments, see “—Agreement on Additional Payments to the Dutch State, Corresponding to Adjustments to the Illiquid Assets Back-Up Facility”.
In addition, under the Restructuring Plan, ING has agreed to certain limitations on price leadership and to refrain from acquisitions of financial institutions and of businesses that would delay its repurchase of the Core Tier-1 Securities held by the Dutch State. These restrictions apply until the earlier of: (1) November 18, 2012 and (2) the date upon which ING has fully repaid the Core Tier-1 Securities held by the Dutch State (including the relevant accrued interest and exit premium fees). The price leadership limitation requires ING to refrain from offering more favorable prices on standardized ING products than its three best-priced direct competitors with respect to EU-markets in which ING has a market share of more than 5%. This condition is limited to ING’s standardized products on the following product markets: (1) retail savings market, (2) retail mortgage market, (3) private banking insofar as it involves mortgage products or savings products, and (4) deposits for SMEs. Moreover, ING Direct is required to refrain from price-leadership with respect to standardized ING products on the retail mortgage and retail savings markets within the EU. The EC has agreed not to require ING to defer coupon payments on its outstanding hybrid securities as a condition to its approval of the Dutch State Transactions if ING completes a rights offering with proceeds sufficient to repurchase EUR 5 billion issue amount of Core Tier-1 Securities (including the relevant accrued interest and exit premium fee). Furthermore, in connection with the Restructuring Plan, ING agreed to propose the calling of Tier-2 capital and Tier-1 hybrid debt instruments in the future on a case by case basis subject in each case to a request for EC authorization, for the period the restrictions described above apply.
In order to implement the Restructuring Plan, ING expects to negotiate agreements between the retained banking businesses and the banking and insurance businesses scheduled for divestment to allocate costs for core Group corporate functions and other services and infrastructure, as well as agreements to separate the retained and divested businesses’ components of collective bargaining agreements, pension plans and other employee benefit plans.
The implementation of the Restructuring Plan will require various approvals from insurance and bank regulators and ING’s works councils in the coming months and years. The strategic decision to split and divest all insurance and investment management operations was approved by the extraordinary General Meeting on November 25, 2009. Further approval of shareholders will be sought if so required under Dutch law or our Articles of Association. See “Information Relating to ING Shares and Applicable Legal Provisions—Certain Dutch Legal Considerations—Resolutions of the Executive Board Requiring Approval by the General Meeting”.
Composition of ING upon Completion of the Restructuring Plan
On completion of the Restructuring Plan, the banking businesses remaining following the divestments described above will result in ING becoming a mid-sized European bank, based in the Netherlands and Belgium, predominantly focused on the European retail market, particularly the Netherlands, Belgium, Luxembourg, Germany and Central and Eastern Europe, as well as selected other areas, in particular in Asia where ING believes strong growth opportunities are available. ING currently expects the business to consist of: (1) Benelux Retail & Commercial Banking, (2) Central and Eastern Europe Retail & Commercial Banking, (2) Direct Banking (outside the US), (3) Financial Markets, (4) European Specialized Finance and (5) selected positions in Asian markets.
ING is considering merging the Group and the top-level bank into a bank holding company, pending approval from the DNB, with any remaining insurance operations becoming subsidiaries of the bank holding company. Following the creation of a bank holding company, ING would no longer be able to benefit from double leverage in the calculation of its capital ratios, and the shareholders’ equity of the Group would form the capital base for the new bank. In addition, upon a merger into a bank holding company, ING expects to become subject to capital regulations requiring it to deduct the capital of any remaining insurance subsidiaries in full from the new bank’s regulatory capital. Subject to modifications to remain in line with similarly placed companies in the banking industry, ING aims to maintain a Core Tier-1 capital ratio of approximately 7.5%. Measures to implement the Restructuring Plan, including steps that ING has taken as part of the Back to Basics program, are expected to result – without taking any other effects into account – in a reduction by 2013 of approximately EUR 600 billion in total assets from the 1,376 billion in total assets at September 30, 2008, or approximately 45% of the Group’s total assets at September 30, 2008. ING expects to achieve this reduction in the balance sheet primarily through the divestments described above. Including estimated organic growth of the retained businesses, ING estimates that its total assets at the end of 2013 will be approximately 30% smaller than at September 30, 2008. ING expects to use any proceeds from the divestment of the insurance operations to reduce or eliminate the net debt issued at the Group level that is injected as capital and thereby creates equity in ING Verzekeringen N.V. and ING Bank N.V. (“Core Debt”), and to the extent of any remaining proceeds repurchase from the Dutch State the Core Tier-1 Securities that remain after the partial repurchase described below under “—Repurchase of a Portion of the Core Tier-1 Securities Held by the Dutch State” and following the repurchase, to use any remaining proceeds to finance growth or to return to shareholders. As of September 30, 2009, the new strategic direction under the Back to Basics program has resulted in the completed divestment of ING Canada, which released EUR 1.2 billion in capital, a 16% decrease in assets of ING Bank compared with September 30, 2008, a reduction of ING Bank asset leverages ratio from 43.9 as of September 30, 2008 to 28.7 as of September 30, 2009, a EUR 1.0 billion reduction of costs as of and for the first nine months of 2009 (calculated on a consistent basis with the first nine months of 2008) and the elimination of 10,239 full-time equivalent positions during the first nine months of 2009.
Repurchase of a Portion of the Core Tier-1 Securities Held by the Dutch State
ING announced on October 26, 2009 that it reached an agreement with the Dutch State to alter the repayment terms of the Core Tier-1 Securities issued in November 2008, in order to facilitate early repayment. This early repayment option is valid until the end of January 2010. ING intends to fund the repurchase of the EUR 5 billion in issue amount of the Core Tier-1 Securities in December 2009 with the proceeds of the Offering. For a description of the terms of the Core Tier-1 Securities, see “—Transactions with the Dutch State”.

The original terms of the Core Tier-1 Securities allowed ING to repurchase some or all of the one billion Core Tier-1 Securities at any time at a price of EUR 15 per Core Tier-1 Security plus accrued interest to the date of repurchase or convert the Core Tier-1 Securities into ING shares on a one-to-one basis in 2011. ING and the Dutch State have agreed, however, that up to EUR 5 billion of the EUR 10 billion Core Tier-1 Securities may be repurchased at any time until January 31, 2010 at the original issue price of EUR 10 per Core Tier-1 Security, plus a repurchase premium and accrued interest. The repurchase premium will be at least EUR 346 million and will increase if the average of the daily volume-weighted average price of ING’s ordinary shares on the Bloomberg page INGA NA Equity VWAP over the five trading days preceding the repurchase date is more than EUR 11.20 per ordinary share. A maximum amount of EUR 705 million, corresponding to a share price of EUR 12.45 or higher, will be payable as a repurchase premium. The repurchase premium for one-half of the Core Tier-1 Securities will therefore range from approximately 6.5% to approximately 13% of the original issue price on an annualized basis, compared to the 50% premium built into the original repurchase price. Accrued interest at a rate of 8.5% to the December 2009 repurchase date is estimated to be approximately EUR 260 million. Under these terms, the Dutch State is expected to receive a 15% to 21.5% annualized return on its investment in the repurchased Core Tier-1 Securities. In addition, if ING pays in 2010 a dividend on its ordinary shares in respect of the 2009 financial year, then ING will be required to pay to the Dutch State any difference between the 8.5% interest paid upon repurchase and 110% of the dividend paid on 500 million ordinary shares. The Dutch State has indicated that, if ING repurchases the first EUR 5 billion in issue amount of the Core Tier-1 Securities before 31 January 2009, it is open to discussing modification of the repayment terms for the remaining EUR 5 billion in issue amount of the Core Tier-1 Securities. Any modification to the repayment terms would need to comply with EC State aid rules.
ING intends to use the proceeds from the Offering primarily to fund the repurchase of the EUR 5 billion in issue amount of the Core Tier-1 Securities in December 2009, plus accrued interest and any premium due at time of payment. ING anticipates that it will finance the repurchase of the remaining Core Tier-1 Securities from internal resources, including retained earnings and supplemented by potential proceeds from the divestment of the insurance operations described above. The other terms of the Core Tier-1 Securities, including restrictions on remuneration and corporate governance, will remain unchanged. See “Transactions with the Dutch State”.
Agreement on Additional Payments to the Dutch State, Corresponding to Adjustments to the Illiquid Assets Back-Up Facility
The Illiquid Assets Back-Up Facility transferred to the Dutch State the economic risks and rewards of 80% of the approximately EUR 30 billion par value Alt-A RMBS portfolios of ING Direct US and Insurance Americas. Under the Illiquid Assets Back-Up Facility, the Dutch State agreed to pay to ING a funding fee and a management fee, while ING agreed to pay to the Dutch State a guarantee fee. For more information about the Illiquid Assets Back-Up Facility, see “Transactions with the Dutch State”.
In order to obtain approval of the EC for the Restructuring Plan, ING committed to make a series of additional payments to the Dutch State, corresponding to adjustments to the net fees payable under the Illiquid Assets Back-Up Facility. ING will make additional annual payments to the Dutch State reflecting an increase of 82.6 basis points of the annual guarantee fee paid by ING to the Dutch State. ING will also make additional monthly payments to the Dutch State reflecting a reduction of 50 basis points in the monthly funding fee paid by the Dutch State to ING. These additional payments will amount to a net present value of EUR 1.3 billion, which will be reflected in a one-time pre-tax charge in the fourth quarter of 2009. The additional payments will be borne by ING entities other than the Group’s US subsidiaries. The other terms of the Illiquid Assets Back-Up Facility, including restrictions on remuneration and corporate governance, will remain unchanged. See “Transactions with the Dutch State”.
Changes to the Management Boards
In connection with ING’s announcement that it plans to separate its banking and insurance operations while integrating its banking operations into one bank, on October 26, 2009 ING announced a number of changes to its Management Boards. These changes are subject to approval by the DNB and, if approved, will take effect on January 1, 2010.
The changes within the Management Board for Banking are as follows: Eric Boyer de la Giroday, who is currently the Chief Executive Officer of Commercial Banking, will also serve as Vice-Chairman of the Management Board for Banking, with responsibility for the day-to-day management of the banking business. As part of ING’s strategy to combine its retail and direct banking operations, Eli Leenaars, who is currently a member of the Management Board for Banking in his capacity as Chief Executive Officer of Retail and Private Banking, will continue to serve on the Management Board for Banking in the newly created position of Chief Executive Officer of Retail Banking Direct and International. Hans van der Noordaa, who is currently Chief Executive Officer of Insurance Europe and Asia/Pacific and a member of the Management Board for Insurance, will step down from the Management Board for Insurance and join the Management Board for Banking in the newly created position of Chief Executive Officer of Retail Banking Benelux. Dick Harryvan will retire as Chief Executive Officer of ING Direct and as a member of the Management Board for Banking.
The changes within the Management Board for Insurance are as follows: Tom McInerney, who is currently the Chairman and Chief Executive Officer of Insurance Americas and a member of the Management Board for Insurance, will serve as Chief Operating Officer of Insurance, with responsibility for the day-to-day operation of the insurance and investment management businesses. Matt Rider, who is currently Chief Financial Officer for ING’s global insurance operations, will join the Management Board for Insurance as Chief Administrative Officer. Jacques de Vaucleroy retired as Chief Executive Officer of Investment Management and as a member of the Management Board for Insurance with effect from October 26, 2009; however he will remain as an advisor to the Management Board for Insurance until January 1, 2010.
Transactions with the Dutch State
In October 2008, the Dutch State announced measures to protect the financial sector. ING benefited from such measures as described below.
On November 12, 2008, ING Group issued one billion Core Tier-1 Securities to the Dutch State against payment of EUR 10 per Core Tier-1 Security, resulting in an increase of ING Group’s core tier-1 capital of EUR 10 billion. The Core Tier-1 Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting. A coupon on the Core Tier-1 Securities is payable at the higher of: (1) EUR 0.85 per security, payable annually in arrears (a first coupon of EUR 0.425 per security paid on May 12, 2009); and (2) 110% of the dividend paid on each ordinary share over 2009 (payable in 2010); 120% of the dividend paid on each ordinary share over 2010 (payable in 2011); and (3) 125% of the dividend paid on each ordinary share over 2011 onwards (payable from 2012 onwards). Since ING had already paid an interim dividend of EUR 0.74 in August 2008, ING recognized a dividend payable of EUR 425 million to the Dutch State as of December 31, 2008. This dividend was paid out on May 12, 2009. ING Group has the right to repurchase all or some of the Core Tier-1 Securities at EUR 15 per security at any time together with the pro-rata coupon, if due, accrued to such date. ING and the Dutch State have agreed, however, that up to EUR 5 billion of the EUR 10 billion Core Tier-1 Securities may be repurchased at any time until January 31, 2010 at the original issue price of EUR 10 per Core Tier-1 Security, plus a repurchase premium and accrued interest. See “Business—Recent Developments—Repurchase of a Portion of the Core Tier-1 Securities Held by the Dutch State”. The Dutch State also has the right to convert all or some of the Core Tier-1 Securities into ordinary shares on a one-for-one basis from three years after the issue date onwards, subject to certain conditions. The financial entitlements of the Core Tier-1 Securities are described in more detail under “Information Relating to ING Shares and Applicable Legal Provisions—Capital Structure, Shares—Core Tier-1 Securities” below. In addition, in connection with the issue of the Core Tier-1 Securities, it was agreed between ING Group and the Dutch State that the Dutch State could recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would have two State nominees among its members. The State nominees have approval rights in respect of certain matters. For more information, see “Information on the Company’s Corporate Bodies—Supervisory Board of ING Groep N.V.” elsewhere in this Prospectus.
In addition, ING Group and the Dutch State reached an agreement on the Illiquid Assets Back-Up Facility on January 26, 2009. The transaction closed on March 31, 2009. The Illiquid Assets Back-Up Facility covers the Alt-A RMBS portfolios of both ING Direct US and Insurance Americas, with a par value of approximately EUR 30 billion. Under the Illiquid Assets Back-Up Facility, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the Dutch State to ING and will be redeemed over the remaining life. Furthermore, under the Illiquid Assets Back-Up Facility, ING pays a guarantee fee to the State and receives a funding fee and a management fee. As a result of the transaction, ING derecognized 80% of the Alt-A portfolio from its balance sheet and recognized a receivable from the Dutch State. In connection with entering into the Illiquid Assets Back-Up Facility, ING committed, among other things, to support the growth of the Dutch lending business for an amount of EUR 25 billion on market conforming conditions. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A RMBS portfolio that is retained by ING.
The overall sales proceeds from the Illiquid Assets Back-Up Facility amounted to EUR 22.4 billion. The amortized cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The transaction (the difference between the sales proceeds and amortized cost) resulted in a loss of EUR 109 million after tax. The fair value under IFRS-EU at the date of the transaction was EUR 15.2 billion. The difference between the sales proceeds and the fair value under IFRS-EU is an integral part of the transaction and therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation – and therefore an increase of equity – by approximately EUR 5 billion (after tax).
The valuation method of the 20% Alt-A securities in the balance sheet is not impacted by the Illiquid Asset Back-Up Facility. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-EU is disclosed in the Financial Statements.
In order to obtain the approval of the EC for the Restructuring Plan, ING committed to make a series of additional payments to the Dutch State, corresponding to adjustments to the net fees payable under the Illiquid Assets Back-Up Facility. For a description of these additional payments, see “—Recent Developments—Agreement on Additional Payments to the Dutch State, Corresponding to Adjustments to the Illiquid Assets Back-Up Facility”.
As part of the measures adopted to protect the financial sector, the Dutch State implemented a EUR 200 billion guarantee scheme for the issuance of medium term bank debt (the “Credit Guarantee Scheme”). The program is scheduled to run through December 31, 2009. The Credit Guarantee Scheme targets (1) certificates of deposit or commercial paper which carry (i) no interest (zero coupon), or (ii) interest at a fixed interest rate; and (2) medium term notes which by their terms are expressed to be redeemed in one single payment (bullet) and which carry (i) no interest (zero coupon), or (ii) interest at a fixed interest rate or a floating interest rate, with maturities ranging from three to 60 months. Fees depend on creditworthiness of the banks involved and are based on historical credit default swap spreads (or an approximation if necessary), with an addition of 50 basis points. Maturities of less than a year will have a fixed fee of 50 basis points. The Credit Guarantee Scheme includes loans denominated in euros, US Dollars and British Pounds, covers both principal and interest and is executed by the Dutch State Treasury Agency.
On January 30, 2009, ING Bank N.V. announced that it had issued under the Credit Guarantee Scheme three-year USD 6 billion government guaranteed senior unsecured bonds. In February 2009, it issued a 5 year EUR 4 billion fixed rate government-guaranteed senior unsecured bond, and in March 2009 it issued a 5 year USD 2 billion government guaranteed senior unsecured bond (the “Government Guaranteed Bonds” or the “Bonds”).
Recent Acquisitions, Disposals and Combinations
In October 2008, ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. for approximately EUR 447 million. At December 31, 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on February 13, 2009. Consequently ING Life Taiwan was deconsolidated in the first quarter 2009. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and sale prices being paid in subordinated debt securities of the acquirer. The shares have a lock-up period of one year. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction resulted in a loss of EUR 292 million. The loss was recognized in 2008 in “Net gains/losses on disposal of group companies” in the profit and loss account.

On February 19, 2009, ING Group announced that it completed the sale of its 70% stake in ING Canada, the largest provider of property and casualty insurance products and services in Canada, via a private placement and a concurrent “bought deal” public offering for net proceeds of approximately EUR 1,265 million (CAD 2,163 million). ING no longer owns an interest in ING Canada. This transaction resulted in a decrease in total assets of EUR 5,471 million and a decrease of total liabilities of EUR 3,983 million.
On July 1, 2009, ING announced that the separate organizations of Nationale-Nederlanden, RVS and ING Verzekeren Retail (formerly Postbank Verzekeren) will be combined into one customer-oriented organization under the Nationale-Nederlanden brand, which will be reinforced. The decision is in line with the “Back to Basics” strategy to simplify the organization, reduce costs and improve customer focus. The new insurance organization will have dedicated business units for retail customers, small and medium-sized enterprises (“SMEs”) and corporate clients. ING expects the program to lead to a reduction of the workforce by approximately 800 positions over the coming three years. ING expects this reduction to be mainly realized through natural attrition, internal reallocation and by discontinuing temporary contracts. The workforce measures will be made in accordance with applicable regulations and will be discussed with the unions and respective works councils. See “—Group Strategy” below.
ING announced on September 25, 2009 that it had reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING has agreed to sell its 51% equity stakes in ING Australia and ING New Zealand to ANZ, who now will become the sole owner of these businesses. ING will receive EUR 1.1 billion in cash from ANZ. The transaction is expected to generate a net profit for ING of EUR 300 million. The cash proceeds and the estimated net profit are expected to improve the debt/equity ratio of ING Insurance by 345 basis points. The transaction is expected to free up EUR 900 million of capital. ING remains active in Australia with ING Direct, ING Investment Management, Commercial Banking and ING Real Estate, which are not impacted by this transaction. The deal is subject to regulatory approvals and is expected to be booked and closed in the fourth quarter of 2009.
ING announced on October 7, 2009 that it had reached an agreement to sell its Swiss Private Banking business to Julius Baer Group Ltd. for a consideration of CHF 520 million (EUR 344 million) in cash. The transaction is expected to generate an estimated net profit for ING of EUR 150 million and is expected to free up EUR 200 million of capital. The agreement of ING and Julius Baer is subject to regulatory approval and is expected to close in the first quarter of 2010.
On October 15, 2009, ING announced that it had reached an agreement to sell its Asian Private Banking business to Overseas-Chinese Banking Corporation Limited (“OCBC Bank”) for a consideration of USD 1,463 million (approximately EUR 1 billion) in cash. The transaction is expected to generate an estimated net profit for ING of approximately EUR 300 million and is expected to free up approximately EUR 370 million of capital. Completion of the transaction between ING and OCBC Bank is subject to a number of regulatory approvals and is expected to occur around year end 2009.
ING announced on October 16, 2009 that it had reached an agreement to transfer its US group reinsurance business, ING Reinsurance U.S., to Reinsurance Group of America, Inc. (“RGA”). The transaction is structured as a reinsurance agreement between RGA and ING The transaction is expected to release nearly EUR 100 million in capital and improve the debt/equity ratio of ING Insurance by around 60 basis points. After the agreement, ING will continue to retain a reinsurance portfolio in the US that has been in run-off since 2002. The transaction is subject to regulatory approvals and is expected to close in the first quarter of 2010.
On November 3, 2009, ING announced that it had reached an agreement to sell three of its US independent retail broker-dealer units, which comprise three-quarters of ING Advisors Network, to Lightyear Capital LLC. Under this agreement, ING will divest Financial Network Investment Corporation, based in El Segundo, California, Multi-Financial Securities Corporation, based in Denver, Colorado, PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network. The transaction is subject to regulatory approvals and is expected to close in the first quarter of 2010.

On November 10, 2009, ING announced that it had closed the sale of its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A. In 2008, the Annuity and Mortgage businesses in Chile had generated combined pre-tax earnings of approximately EUR 35 million.
Group Strategy
Our long term goal is to be a leading European bank with strong financial performance, superior customer satisfaction, leading operating efficiency and a strong capital position. We will seek to achieve these ambitions over time, as we pursue implementation of the Restructuring Plan, including the separation of our banking and insurance operations (including investment management) and the divestment of the insurance operations by way of initial public offerings, sales or other means (e.g., spin-off). See “—Recent Developments—Insurance and other Divestments, EC Agreement” for a description of our Restructuring Plan and related matters arising out of the EC’s decisions of November 18, 2009 with respect thereto. Over the next several years, we intend to operate our insurance businesses in a way to enhance their financial performance to create an optimal base for either independent futures or divestitures. Following the divestiture of the insurance operations and completion of the other elements of the Restructuring Plan, we have targeted a return on equity of 13-15% and a long-term credit rating target of AA (or equivalent), in each case assuming a core Tier 1 target ratio of approximately 7.5%, as discussed below.
There are four major components of our strategy to reach our long-term goals:
•	Grow earnings of the bank while delivering a superior customer experience;
•	Enhance earnings for the insurance businesses prior to their divestiture;
•	Execute the split from the Group of our insurance businesses (including our investment management activities); and
•	Eliminate the Group’s double leverage and repay the remaining Core Tier-1 Securities held by the Dutch State.
We refer to this strategy as “Ambition 2013”. This strategy represents a further development of our Back to Basics transformation program announced in April 2009, in light of the EU state aid and restructuring issues discussed above under “—Recent Developments—Insurance and other Divestments, EC Agreement”. The core elements of our Back to Basics program are:
•	Strengthen our financial position and navigate through the crisis. We announced a plan to reduce costs, manage and reduce risk and capital exposures and to reduce assets and preserve equity through a de-leveraging of our balance sheet.
•	Focus on fewer, more coherent and strong businesses. We initiated a review of our portfolio of businesses with a view to reducing the number of markets in which we operate and to simplify the Group.
•	Invest to reinforce franchises in the markets on which we focus. We announced a drive for operational and commercial excellence and to continue to adapt to customers’ needs.
•	Build a stronger organization. We indicated our commitment to enhancing operational and commercial performance with clear accountability and with an outward-looking and responsive approach to customer needs, together with simplifying governance, further strengthening our finance and risk functions, and reducing the complexity of the Group.
We believe that we have made good progress towards achieving the targets set in the first phase of our Back to Basics program:

•	ING Bank’s balance sheet has been reduced by 16% between September 30, 2008 and September 30, 2009, and has already surpassed the 2009 year-end target of a 10% reduction.
•	ING Bank’s leverage has been reduced from 43.9 as at September 30, 2008 to 28.7 as at September 30, 2009.
•	As at September 30, 2009, EUR 1,049 million of the total 2009 target cost reduction of EUR 1.3 billion had already been achieved (excluding impairments on real estate development projects).
•	Headcount reduction is on track. Full-time employees (“FTEs”) are down by 10,239, surpassing the 2009 target of 7,000.
•	Divestments already announced in 2009 are expected to yield capital relief of approximately EUR 3 billion against our overall target of approximately EUR 4 billion.
The following describes the major components of our Ambition 2013 strategy:
Standalone Bank Strategy
Following the restructuring, ING Bank will be a European retail and commercial bank, anchored in the Benelux with strong ING Direct and Central Europe franchises, and management believes, attractive growth prospects outside Europe. We will seek to deliver superior performance through operational and commercial excellence, building on our market positions.
Our Ambition 2013 includes a financial goal for ING Bank to achieve annualized revenue growth through 2013 of approximately 5% and to realize a target return on equity of 13-15% by 2013, assuming markets have normalized over such period, and that required capital ratios applicable to ING Bank remain consistent with current requirements. We believe this goal is achievable taking into account related income from an estimated annual balance sheet growth of 5% and improved margins expected on savings and current accounts and increased cross selling. We assume risk cost levels will return to an annualized over-the-cycle level of 40 to 45 basis points of our credit risk-weighted assets. We believe additional cost-saving potentials beyond those identified in connection with our Back to Basics program should allow us to reduce our cost/income ratio to a 50% level, after taking into account the costs of additional investments and organic cost increases to support business growth.
The implementation of our Ambition 2013 program will vary by region and product line, and includes the following broad elements:
•	Retail Banking: In the Netherlands and Belgium, we intend to continue with our transformation programs to further streamline and reduce costs in our branch networks, expand our direct distribution capacities, and pursue further cross-selling of different product lines to retail customers. In the rest of Europe and Asia we plan to continue simplifying our product lines and continue to be innovative in respect of distribution based on our experience in direct banking.
•	ING Direct: We intend to continue leveraging our competitive advantage as one of the largest direct banking franchises through superior service, convenience and cutting edge distribution at competitive prices. We will seek to deepen client relationships and offer a full basic product offering to deliver superior returns and growth.
•	Commercial Banking: In our commercial banking business, we will seek to create cost advantages by leveraging local scale and structurally reducing costs through IT and process improvement, increasing cross-selling of different products to key clients, and repricing or terminating relationships with unprofitable clients. Our financial markets business will aim to build on its track record and expertise in emerging markets fixed income business, and we will seek to further decrease costs by leveraging local scale in the Benelux.

Divestitures from ING Bank
We have announced that we will divest certain banking activities as part of our Restructuring Plan agreed with the EC:
•	Sale of ING Direct US: We regard ING Direct as a strong franchise and believe that that the US market offers potential for growth. The divestment is expected to take several years to complete and is not anticipated before the end of 2013. Until ING Direct US is divested, our goal is to continue to grow the value of the business and to offer a superior customer experience. This agreement has no impact on the other countries in which ING Direct operates. We remain committed to the ING Direct franchise, as a strong contributor to our growth going forward. The unique customer proposition, simple transparent products and market-leading efficiency are at the heart of our banking strategy.
•	Carve-out from Dutch Retail banking of Interadvies and ING Bank Consumer Credit Business: ING has agreed to create a new company in the Dutch retail market out of part of its current operations, by combining the Interadvies banking division (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail. This business, once separated, will be divested. See “—Recent Developments—Composition of ING upon Completion of the Restructuring Plan”.
Earnings Enhancement Plan for Insurance
We are committed to improving the financial performance of our various insurance businesses, in order to support the divestiture strategy. These improvements take into account our presence in a favorable combination of mature and growth markets, customer and market trends, and our belief that we have significant capacity to capture synergies and best practices across our businesses. In each of our geographic markets and product lines, we are examining further cost-savings and product rationalization measures, including the integration of brands and a new focus on specific clients and markets; emphasising the core businesses and exiting unprofitable markets or product lines; and optimizing the various distribution channels available to us. Our cost measures will include the streamlining and standardization of processes and systems, procurement savings and increasing the effectiveness and efficiency of our IT systems.
Strategy by Region
Our strategy for improving the financial performance of our insurance businesses will be implemented on a regional basis, taking into account the particular strengths and opportunities we see in each of our markets.
•	The Netherlands: We plan to migrate to a single brand strategy by combining our existing insurance brands under a revitalized Nationale-Nederlanden (NN) brand. This reorganisation will put an increased focus on clients and is expected to streamline distribution and reduce expenses.

•	United States: Operations are being refocused on three core businesses: retirement services, rollover annuity and individual life. In retirement services we have a top three position based on assets and we expect to benefit from the market’s excellent demographics.

•	Latin America: We plan to continue growth by leveraging our strong presence in the life insurance and pensions markets (mandatory and voluntary). We will focus on operating efficiency, product diversification, and innovation to maintain margins at above the industry average.

•	Asia: In Asia we will focus on fewer, coherent and strong businesses. To streamline our operations, we have put on run-off the SPVA business in Japan and already sold our insurance business in Australia and New Zealand during 2009.

•	Central & Eastern Europe: We plan on investing in our franchises to improve efficiency. The Vision for Growth program started in the second quarter of 2008 aims at establishing one integrated regional platform and reducing the administrative cost per policy.

•	Global Investment Management: We plan to capitalize on the strong investment performance realized to date in 2009 to build our asset base and attract new customers. Further, we aim to realize synergies by running Investment Management as a single, global business, rather than as three separate regional operations.
Cost Leadership in Insurance
Our core processes and systems will be streamlined and standardized across business units where possible. Lean process redesign and implementation will be executed in full and our procurement capabilities will be strengthened to capture cost savings. Moreover, we plan to increase the effectiveness and efficiency of our IT systems and we intend to build management skills and capabilities to manage closed-book business.
Separation Plan for the Insurance Assets of the Group
The Group has a number of attractive insurance franchises. We are the leading insurance group in the Benelux region, have a top three position in retirement services in the US based on assets under management and a strong investment management arm. We also have highly attractive businesses in the growth markets of Central Europe, Latin America and Asia. In Central Europe, ING is the market leader in the combined life and pensions market and we are the second largest provider of retirement services in Latin America. In Asia, we are the third largest international life insurer.
We plan to divest our insurance operations by 2013. Given our strong market positions, management feels confident in its ability to sell these businesses at attractive valuations. We have not determined final plans regarding the structure of these divestitures, and will consider a range of options, including initial public offerings of the business in whole or in part, divestitures of the business in whole or in part, spin-offs or combinations of these strategies. Considerations which we will take into account include: valuation levels attainable, timing, clarity of execution, and tax impacts. In light of our 2013 target for divestiture, we will also review changes in market conditions in both public and private markets over the implementation period. We remain highly focused on ensuring high quality operational and financial performance in our insurance businesses over the remaining period of our ownership, and will accordingly focus strongly on employee retention and customer satisfaction going forward.
Financial Plan to Eliminate Double Leverage and Repay Outstanding Core Tier-1 Securities
We plan to operate our banking business with a strong capital base. Accordingly, we plan to use the proceeds from the divestitures of our insurance businesses to repay various borrowings and the remaining outstanding Core Tier-1 Securities held by the Dutch State. We would plan to reduce the double leverage at the holding company. We also intend to repay the Core Tier-1 Securities held by the Dutch State which will remain outstanding at EUR 5 billion after the initial repayment contemplated through the use of proceeds, if any, from the Offering. See “Background to and Reasons for the Offering—Use of Proceeds”. ING management believes that the combination of the proceeds of the various insurance divestitures and retained earnings over the coming years will more than cover amounts to be repaid between now and 2013. We would also anticipate returning to shareholders any excess capital generated during such period and going forward, subject to our capital needs including for growth of the business and dividend policies at the time.
Corporate Organization
ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Commercial Banking, Retail Banking and ING Direct), each of which is discussed further below.
Further to ING’s “Back to Basics” strategy announced in April 2009, pursuant to which ING announced its intention to operate its banking and insurance operations separately under one Group umbrella, ING Bank and ING Insurance now each have their own Management Boards consisting of the Group CEO, CFO and CRO and positions for three other members. For more information about the Supervisory, Executive and Management Boards, see “Item 6. Directors, Senior Management and Employees” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on March 19, 2009 and “Directors, Senior Management and Employees” below. ING announced on October 26, 2009 certain changes to its Management Boards. See also “—Recent Developments—Changes to the Management Boards”.
On October 26, 2009, ING announced the Restructuring Plan pursuant to which it intends to divest significant portions of its business. See “—Recent Developments—Insurance and other Divestments, EC Agreement”.
Insurance Americas
Insurance Americas (“ING Americas”) operates in two main geographic areas: the United States, and Latin America. ING sold its 70% stake in ING Canada in February 2009. ING Americas offers retirement services (primarily defined contribution plans), life and, to a much lesser extent, non-life insurance, annuities, mutual funds, broker-dealer services and institutional products, including institutional asset management and group reinsurance.
In 2008, ING Americas in the United States operated through three divisions: Wealth Management (retirement services, annuities and retail broker-dealer services), Insurance (individual life, group life and reinsurance) and Asset Management. Through these divisions, ING provides a wide variety of financial products and services to individual and institutional customers. Distribution channels for Wealth Management and Insurance include independent producers, brokers-dealers and financial institutions as well as career agents, financial planners and affiliated distribution channels. Affiliated and independent broker-dealers and an institutional sales force support the Asset Management division’s product distribution. In 2009, a new structure was introduced that has simplified the US Wealth Management business model by separating the management of the annuities product line from that of retirement services, and has provided more focus on ING’s diverse collection of customers and distribution partners.
ING provides retirement services, mainly defined contribution plans, to all segments of the retirement market including small, medium and large-sized corporations, educational institutions, hospitals and governments. The acquisition of the CitiStreet business in July 2008 complemented ING’s traditional focus on small corporate and education markets with its technology and service-based focus on large corporations and governments. The CitiStreet business has been integrated into the retirement services business on schedule, and substantial synergies, particularly in technology, have been and are expected to continue to be realized.
ING continued to invest in expanding its product and distribution capacity in variable annuities in 2008, targeting pre-and post retirees in sales strategies as part of the “EASIER” brand campaign. Sales began to slow in the third quarter of 2008 as equity markets became more volatile and dipped further in the fourth quarter of 2008. Several product changes were made over the course of 2008 and additional changes have been made in 2009 in response to deteriorating market conditions.
The US insurance businesses focus on both individual and institutional clients and provide a wide range of insurance products, including variable universal life, universal life, and term insurance. Individual retail markets include affluent and mass affluent customers. Institutional customers are served by the Employee Benefits unit (which provides both group and voluntary insurance products), the Individual Life unit (which sells bank-owned and corporate-owned life insurance), and by ING Reinsurance (which provides group reinsurance coverage).
The Asset Management organization includes ING Investment Management Americas (“ING IM Americas”), (including Mutual Funds) and Financial Products. ING IM Americas manages proprietary assets for Insurance Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, government securities, securitized instruments and commercial mortgages. ING IM Americas third party business units (mainly in the US) include mutual fund sub-advisory, institutional assets and managed accounts; their products are distributed through internal, affiliated and outside distribution channels. Third party assets are managed in a wide range of investment styles and portfolios including: domestic and international equity portfolios of various value, blend and growth styles and of small, mid- and large capitalization, domestic and international fixed income portfolios across the major bond and loan market sectors, balanced portfolios, and private equity. The financial products unit of Asset Management was placed in run-off in 2009, having previously provided principal protection products such as guaranteed investment contracts and funding agreements to institutional customers. In April 2009, ING Group announced the consolidation of the global investment units into a single organization, thus removing the Investment Management operations from Insurance Americas.
In Latin America, ING is the second largest pension provider based on Assets under Management. In Peru, ING is the largest pension provider by market share; in Mexico and Chile, the third largest; and in Uruguay and Colombia, ING ranks among the top-five providers. The sale of the Mexican insurance business in July 2008 allowed ING in Mexico to concentrate on its growing Afore pension, annuities and investment management businesses. In Peru, ING increased its stake in AFP Integra, the number one pension fund company in Peru, to 80%, and also increased its shareholding in ING Fondos, a Peruvian mutual fund provider. In November, the Argentine government nationalized the country’s private pension system, which included ING’s pension fund business. The nationalization impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. The Latin America region continues to serve as a critical component in ING’s global growth strategy for its insurance business.
Retail Banking
The Netherlands
ING combined ING Bank and Postbank under the ING brand in the first quarter of 2009. As of October 2009, it has over 8.8 million retail clients and 600,000 SME clients. The new bank has improved customer service by combining the direct banking model of Postbank with the professional advice capabilities of ING Bank.

CORPORATE GOVERNANCE
Legislative and Regulatory Developments
On September 9, 2009 the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken, “NVB”) established the Banking Code (Code Banken). The Banking Code shall apply to all banks having a banking license granted pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht). The Banking Code shall be provided with a statutory basis and shall come into effect on January 1, 2010. The Banking Code is a form of self-regulation based upon the same principle as the Tabaksblat Code: ‘comply or explain’. The objective of the Banking Code is to contribute to retrieving the confidence in the banking sector. Banks to which the Banking Code applies are expected to explain on their website, at the moment they issue their annual report for the financial year 2009, what preparatory steps have been taken by such banks during the course of 2009 in order to ensure the application of the Banking Code as of January 1, 2010 onwards.
Corporate Governance Code
In compliance with the Dutch Corporate Governance Code
For the financial year 2008, the following deviations from the Tabaksblat Code 2003 are to be reported:
•	best-practice provision III.3.4: Jan Hommen, who was appointed in the 2005 annual General Meeting as a Supervisory Board member, has more than five positions as a supervisory board member with other Dutch-listed companies. This was approved by the Supervisory Board in view of the fact that Jan Hommen’s intention to give up his chairmanship of the Supervisory Board of TNT N.V. In connection with his appointment to the Executive Board at the 2009 General Meeting, Jan Hommen stepped down from his positions as a Supervisory Board member of Reed Elsevier N.V. and TNT N.V. in April 2009. He also stepped down from his position as a Supervisory Board member of Koninklijke FrieslandCampina N.V. (non-listed).

REGULATION AND SUPERVISION
Insurance
Europe
The European Commission, jointly with Member States, has carried out a fundamental review of the regulatory capital regime of the insurance industry (the Solvency II project). Its objective is to establish a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholders’ interests as effectively as possible and in accordance with common principles across the EU. After intensive negotiations between the Commission, the European Parliament and the European Council, the three institutions agreed on a compromise text for the ‘Solvency II Framework Directive’ that was adopted by the European Parliament’s plenary session on April 22, 2009. Solvency II is intended to be implemented in Member States by October 2012. ING is actively working on the implementation of Solvency II.
Banking
Commercial Banking, Retail Banking and ING Direct
Payment Services Directive
In 2008, European Banks started implementing the requirements of the Payment Services Directive (“PSD”). The PSD is a harmonized legal framework for the market for payment services in the European Union, and a direct result of the so-called Lisbon Agenda to make the EU the most dynamic and competitive knowledge-based economy in the world by 2010. The Directive has been published in the Official Journal of the European Union on December 5, 2007 and must be implemented in the national laws of all EU Member States at the latest by November 1, 2009, which has been achieved by the Netherlands. The PSD pursues a threefold objective, being the enhancement of competition by removing payment market entry barriers, which has been achieved by the Netherlands, the enlargement of market transparency for all payment service users and the standardization of rights and obligations of both providers and users of payment services in the European Union.
The PSD affects current as well as future payment products, including SEPA products. As a consequence, Retail Banking, Commercial Banking and ING Direct business lines offering payment services in no less than 17 Member States of the European Union are impacted. To make sure all business lines were PSD-compliant as from November 1, 2009 an extensive Program covering all these countries was set up. Not only client agreements including general and product-specific terms and conditions have been adapted to meet the PSD requirements, but also payment processing facilities, channels and systems, resulting in impact on sales, products, legal, operations and IT. Timely execution has enabled ING to face the challenges of the new post-PSD market for payment services and strengthen its position as a major European player in the payments arena.

RATINGS
ING’s long-term senior debt is rated “A” (with a stable outlook) by Standard & Poor’s. ING’s long-term senior debt is rated “A1” (rating under review) by Moody’s. ING’s long term senior debt is rated “A” (with a stable outlook) by Fitch Ratings (“Fitch”).
ING Verzekeringen N.V.’s long-term senior debt is rated “A-” (with a negative outlook) by Standard & Poor’s and “Baa1” (with a developing outlook) by Moody’s. Fitch rated ING Verzekeringen N.V.’s long-term senior debt “BBB+” (Rating Watch Negative).
ING Bank N.V.’s long-term senior debt held a “A+” (with a stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa3” (rating under review). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a stable outlook) by Fitch Ratings, Ltd.
ING Verzekeringen N.V.’s short-term senior debt is rated “A-2” by Standard & Poor’s and Prime-2 (P-2) by Moody’s. ING Verzekeringen held a “F2” rating (Rating Watch Negative) by Fitch.
ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.
Following the announcement of the Restructuring Plan, several of our subsidiaries have been downgraded or put on credit watch by rating agencies. Further downgrades could have an adverse impact on our operations and net results and our ability to implement the Restructuring Plan successfully. See “Risk Factors—Risks Related to the Group—Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of bank and insurance assets. Downgrades could have an adverse impact on our operations and net results”.
All ratings are provided as of the date hereof.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Overview
ING has a two-tier board structure consisting of the Executive Board and the Supervisory Board. In addition, as a result of ING’s April 2009 “Back to Business” strategy announcement and with a view to simplifying governance, Banking and Insurance have their own Management Board consisting of the Group CEO, CFO and CRO and positions for three and two other members, respectively.
On April 27, 2009, ING announced that the annual General Meeting had approved the previously announced appointment of Jan Hommen and Patrick Flynn as new members of the Executive Board, in their respective roles as chairman and chief financial officer. Jan Hommen replaced Michel Tilmant who had stepped down from the Executive Board on January 26, 2009. The annual General Meeting also appointed Tineke Bahlmann, Jeroen van der Veer and Lodewijk de Waal to the Supervisory Board. The appointment of Tineke Bahlmann and Lodewijk de Waal became effective as of April 27, 2009 and the appointment of Jeroen van der Veer became effective as of July 1, 2009. Tineke Bahlmann replaced Peter Elverding who succeeded Jan Hommen as Chairman of the Supervisory Board. The required approvals were obtained from the Dutch Central Bank, De Nederlandsche Bank N.V. (the “DNB”) at an earlier stage. Jeroen van der Veer was appointed vice-chairman of the Supervisory Board as of October 1, 2009. For more information regarding such changes in the composition of the Supervisory Board, see “— Supervisory Board of ING Groep N.V.” below.
ING announced changes to its Management Boards on October 26, 2009. See “Business—Recent Developments—Changes to the Management Boards”.
Supervisory Board of ING Groep N.V.
Appointment and dismissal
Godfried van der Lugt was reappointed to the Supervisory Board at the 2009 annual General Meeting, and Eric Bourdais de Charbonnière and Wim Kok retired from the Supervisory Board, reaching or having reached the age of 70. Wim Kok would have retired from the Supervisory Board in 2008 having reached the age of 70 during that year. However, having been appointed chairman of the Audit Committee, he remained in office one extra year.
Committees of the Supervisory Board
The Supervisory Board has five standing committees: the Audit Committee, the Risk Committee (as of June 1, 2009), the Corporate Governance Committee, the Remuneration Committee and the Nomination Committee (created from the split of the Remuneration and Nomination Committee on January 1, 2009).
The organization, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Risk Committee, the Corporate Governance Committee, the Remuneration Committee and the Nomination Committee. These charters are available on the ING Group website (www.ing.com). A short description of the duties for the five Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Bank N.V. and ING Verzekeringen N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors. The members of the Audit Committee are: Jackson Tai (chairman), Tineke Bahlmann, Henk Breukink, Piet Hoogendoorn, Godfried van der Lugt and Jeroen van der Veer.
The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of the company as well as the structure and operation of the internal risk management and control systems. The members of the Risk Committee are: Peter Elverding (chairman), Tineke Bahlmann, Claus Dieter Hoffmann, Piet Klaver, Jackson Tai and Godfried van der Lugt.

The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting, and advises the Supervisory Board on improvements. The members of the Corporate Governance Committee are: Peter Elverding (chairman), Henk Breukink, Claus Dieter Hoffmann, Harish Manwani, Aman Mehta and Lodewijk de Waal.
The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of Executive Board members and the policies and general principles on which the terms and conditions of employment of the Executive Board members and of senior managers of ING and its subsidiaries are based. The members of the Remuneration Committee are: Jeroen van der Veer (chairman), Peter Elverding, Piet Klaver, Joan Spero, Karel Vuursteen and Lodewijk de Waal.
The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. The members of the Nomination Committee are: Peter Elverding (chairman), Piet Klaver, Joan Spero, Jeroen van der Veer, Karel Vuursteen and Lodewijk de Waal.
Independence
Annually, the Supervisory Board members are requested to assess whether they comply with the criteria of independence set out in the Tabaksblat Code and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, except Piet Hoogendoorn, are to be regarded as independent as of the date hereof. Piet Hoogendoorn is considered to be not independent because of his position with Deloitte Touche Tohmatsu until June 1, 2007, taking into account the important relationship between Deloitte Touche Tohmatsu and ING Members of the Supervisory Board to whom the independence criteria of the Tabaksblat Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.
Members of the Supervisory Board of ING Groep N.V.
Peter A.F.W. Elverding, chairman
(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former chairman of the Managing Board of Directors of Royal DSM N.V. and former vice-chairman of the Supervisory Board of the DNB.
Other business activities: chairman of the Supervisory Board of Océ N.V. (listed company). Member of the Supervisory Board of SHV Holdings N.V. Vice-chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina NV. Chairman of the Supervisory Board of Maastricht University (until January 1, 2010) and member of the Supervisory Board of the cross-border University of Limburg (until January 1, 2010).
Jeroen van der Veer, vice-chairman
(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2013)
Former chief executive officer of Royal Dutch Shell plc. Vice-chairman and senior independent director of Unilever N.V. Non-executive director of Royal Dutch Shell plc. Non-executive director of Royal Philips Electronics. Chairman of the Energy and Climate Change Working Group of the European Round Table of Industrialists. Vice-chairman of a NATO Expert Group to work on NATO’s new strategic concept. Supervisory Board Member of Concertgebouw N.V.
Tineke J.P. Bahlmann
(Born 1950, Dutch nationality, female; appointed in 2009, term expires in 2013)
Chairman of the Dutch Media Authority and professor in Business Economics at the University of Utrecht.

Other business activities: Vice-chairman of the Supervisory Board of N.V. Nederlandsche Apparatenfabriek “Nedap” (non-listed). Member of the Board of Maatschappelijk Verantwoord Ondernemen Nederland. Chairman of Stichting Max Havelaar. Member of the Board of Maatschappelijk Verantwoord Ondernemen Nederland. Chairman of Stichting Max Havelaar. Member of the Board of De Baak Management Centre VNO-NCW. Member of the Board of Trustees of Canisius-Wilhelmina Ziekenhuis. Member of the Board of Toneelgroep Amsterdam.
Henk W. Breukink
(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former managing director of F&C and country head for F&C Netherlands (asset management firm).
Other business activities: non-executive/vice-chairman of VastNed Offices/Industrial (real estate fund) and non-executive director of F&C hedge funds, Ireland (listed companies). Non-executive director of Heembouw Holding B.V. and chairman of the Supervisory Board of Modulus VastGoed Ontwikkelingen. Member of the Supervisory Board of Omring (health care institution) and HaagWonen (housing corporation).
Claus Dieter Hoffmann
(Born 1942, German nationality, male; appointed in 2003, term expires in 2011)
Former chief financial officer of Robert Bosch GmbH. Managing partner of H+H Senior Advisors, Stuttgart.
Other business activities: chairman of the Supervisory Board of EnBW AG (listed company). Member of the Supervisory Board of de Boer Structures Holding B.V. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.
Piet Hoogendoorn
(Born 1945, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former chairman of the Board of Directors of Deloitte Touche Tohmatsu and CEO of Deloitte in the Netherlands. Former chairman of Royal NIVRA (Netherlands Institute of Chartered Accountants).
Other business activities: Member of the Supervisory Board of Conquaestor Holding B.V. Member of the Supervisory Board of Bodegraven B.V. Chairman of the Supervisory Board of De Zevenster (nursing and care).
Piet C. Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2010)
Former chairman of the Executive Board of SHV Holdings N.V.
Other business activities: Chairman of the Supervisory Board of TNT N.V. (listed company). Chairman of the Supervisory Board of each of Dekker Hout Groep B.V., Credit Yard Group BV and Jaarbeurs Holding B.V. Member of the Supervisory Board of SHV Holdings N.V. and Dura Vermeer Groep N.V. Member of the African Parks Foundation. Chairman of the Supervisory Board of Utrecht School of the Arts.
Godfried J.A. van der Lugt
(Born 1940, Dutch nationality, male; appointed in 2001, term scheduled to expire in 2010 but is subject to a one-year period of extension)
Former chairman of the Executive Board of ING Groep N.V. (retired in May 2000).
Other business activities: Chairman of the Supervisory Board of Stadsherstel Amsterdam NV. Chairman of the Advisory Board of Kasteel De Haar and of R.C. Oude Armenkantoor. Member of Investment Advisory Committee of Stichting Instituut GAK.

Harish Manwani
(Born 1953, Indian nationality, male; appointed in 2008, term expires in 2012)
President Unilever Asia, Africa, Central & Eastern Europe.
Other business activities: non-executive chairman of Hindustan Unilever Ltd. Member of the Executive Board of Indian School of Business.
Aman Mehta
(Born 1946, Indian nationality, male; appointed in 2008, term expires in 2012)
Former CEO of Hong Kong & Shanghai Banking Corporation in Hong Kong.
Other business activities: non-executive director of each of Tata Consultancy Services Ltd., Jet Airways Ltd., PCCW Ltd., Vedanta Resources Plc, Wockhardt Ltd., Godrej Consumer Products Ltd., Cairn India Ltd., Max India Ltd. and Emaar MGF Land Ltd. Governing board member of Indian School of Business. Member of the International Advisory Council of INSEAD.
Joan E. Spero
(Born 1944, American nationality, female; appointed in 2008, term expires in 2012)
Former Executive Vice-President, Corporate Affairs and Communications of American Express Company. Former Under Secretary Economic Business & Agricultural Affairs, US State Department. Former President, Doris Duke Charitable Foundation.
Other business activities: Non-executive director of IBM Corporation. Trustee of Columbia University, Council on Foreign Relations and Trustee of Wisconsin Alumni Research Foundation.
Jackson P. Tai
(Born 1950, American nationality, male; appointed in 2008, term expires in 2012)
Former vice-chairman and chief executive officer of DBS Group Holdings. Former managing director in the Investment Banking Division of JPMorgan.
Other business activities: non-executive director of each of MasterCard Incorporated and CapitaLand. Non-executive chairman of the Board Directors of Brookstone, Inc. Member of the Bloomberg Asia Pacific Advisory Board. Trustee of Rensselaer Polytechnic Institute.
Karel Vuursteen
(Born 1941, Dutch nationality, male; appointed in 2002, term expires in 2010)
Former chairman of the Executive Board of Heineken N.V.
Other business activities: chairman of the Supervisory Board of Akzo Nobel N.V., chairman of the Supervisory Board of TomTom N.V. and member of the Supervisory Board of Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V. Chairman of World Wild Life Fund Netherlands and of the Concertgebouw Fund Foundation. Member of the Supervisory Board of Nyenrode Foundation.
Lodewijk J. de Waal
(Born 1950, Dutch nationality, male; appointed in 2009, term expires in 2013)
Lodewijk de Waal was appointed a member of the Supervisory Board at the General Meeting of April 27, 2009. He was recommended for appointment by the Dutch State as a consequence of the issuance of the Core Tier-1

Securities on November 12, 2008. Mr. de Waal holds the position of general manager of Humanitas, the Dutch association for social services and community structure.
He is Member of the Supervisory Board of PGGM N.V. (non-listed), Member of the Advisory Board of Zorgverzekeraars Nederland, Chairman of the Supervisory Council of SNV, Member of the Advisory Board of Stichting Nationaal Fonds Kunstbezit and President of the Hay Group Vision Society, the Netherlands.
The business address of the members of the Supervisory Board is ING Groep N.V., Amstelveenseweg 500 (ING House), P.O. Box 810, 1000 AV Amsterdam, The Netherlands.
Executive Board of ING Groep N.V.
The Executive Board is responsible for day-to-day management of the business and long-term strategy.
Function of the Executive Board
The Executive Board is charged with the management of the Company, which means, among other things, that it is responsible for the setting and achieving of the Company’s objectives, strategy and policies, as well as the ensuing delivery of results. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of the Company is vested collectively in the Executive Board. The organization, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the ING Group website (www.ing.com).
Ancillary positions/Conflicting interests
To avoid potential conflicts of interest, ING Group has a policy that members of its Executive Board do not accept corporate directorships with listed companies outside ING.
Members of the Executive Board of ING Groep N.V.
Jan H.M. Hommen
(Born 1943, Dutch nationality, male; appointment in 2009, term expires in 2013)
Jan Hommen was appointed to the Supervisory Board of ING Groep N.V. as of June 1, 2005 and became chairman of the Supervisory Board in January 2008. Until May 1, 2005, he was vice-chairman and CFO of Royal Philips Electronics. From 1975 to 1997, he worked for Alcoa Inc. From 1978, he worked at Alcoa’s head office in the United States, becoming CFO in 1991.
On January 2009, Jan Hommen was nominated for appointment to the Executive Board by the Supervisory Board, after Michel Tilmant stepped down from the Executive Board. Jan Hommen was appointed as Executive Board member at the 2009 annual General Meeting.
Jan Hommen is also chairman of the Management Boards Banking and Insurance.
Five Group staff departments report directly to Mr. Hommen: Corporate Legal Department, Corporate Human Resources, Corporate Development, Corporate Communications & Affairs and Corporate Audit Services.
Jan Hommen is also Chairman of the Supervisory Board of Maastricht Universitair Medisch Centrum (Hospital).
Jan Hommen graduated with a master’s degree in Business Economics from the Catholic University Brabant (the Netherlands).

Patrick G. Flynn
(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2013)
Patrick Flynn is Chartered Accountant and a member of the Association of Corporate Treasurers in the UK. He also holds a bachelor’s degree in Business Studies from Trinity College (University of Dublin). He was appointed a member of the Executive Board of ING Groep N.V. on April 27, 2009. From 2002 to 2007, he was the Chief Financial Officer of HSBC South America and from 2007 to 2009, he was the Chief Financial Officer Insurance for HSBC Insurance Holding Ltd.
Koos J.V. Timmermans, CRO
(Born 1960, Dutch nationality, male; appointed in 2007, term expires in 2011)
Koos Timmermans graduated from Erasmus University in Rotterdam with a master’s degree in economics. Until 1991 he worked at ABN AMRO in the field of derivatives and for IBM’s European treasury he was stationed in Ireland. Koos Timmermans joined ING in 1996. He performed various roles: head of Treasury ING Insurance, head of Corporate Market Risk Management and from 2006-2007 he was deputy CRO of ING Group, until his appointment to the Executive Board. Koos Timmermans is responsible for ING’s risk departments including compliance.
The business address of the members of the Executive Board is ING, Amstelveenseweg 500 (ING House), P.O. Box 810, 1000 AV Amsterdam, The Netherlands.
Management Boards
Management Board Banking
The Management Board for Banking consists of the three members of the Executive Board of the Group and three other members whose biographies appear below. ING announced changes to its Management Board for Banking on October 26, 2009. See “Business—Recent Developments—Changes to the Management Boards”.
Eli P. Leenaars
(Born 1961, Dutch nationality, male; appointed in 2009)
Eli Leenaars was appointed to the Management Board Banking in 2009. He is chief executive officer of the business line Retail Banking. He is also responsible for private banking and Operations & IT Banking. Before his appointment to Management Board Banking, Mr. Leenaars was a member of the Executive Board of ING Groep N.V. from April 2004. Eli Leenaars studied Civil Law at the Catholic University of Nijmegen and received an LLM from the European University Institute in Florence, Italy and attended the Harvard Graduate School of Business in Boston. After a traineeship at ABN AMRO, he joined ING in 1991, where he held various management positions, including chairman of ING Poland and of ING Latin America. He is also Vice-chairman Netherlands Banker’s Association and Member VNO-NCW (Confederation of Netherlands Industry and Employers).
Dick H. Harryvan
(Born 1953, Dutch nationality, male; appointed in 2009)
Dick Harryvan was appointed to the Management Board Banking in 2009. He is chief executive officer of the business line ING Direct. Before his appointment to Management Board Banking, Mr. Harryvan was a member of the Executive Board of ING Groep N.V. from April 2006. Dick Harryvan graduated from the Erasmus University Rotterdam with a master’s degree in Business Economics, majoring in finance. He joined ING as a management trainee at Nationale-Nederlanden in 1979. Before his appointment to the Executive Board in 2006, he held various management positions in the United States, Canada and the Netherlands, where he was chief financial officer/chief risk officer and member of the Global Management Team of ING Direct until his appointment to the Executive

Board. He is also a board member of the Netherlands-Canadian Chamber of Commerce. Dick Harryvan has decided to take early retirement as CEO of ING Direct and member of the Management Board Banking as of January 1, 2010.
Eric F. Boyer de la Giroday
(Born 1952, Belgian nationality, male; appointed in 2009)
Eric Boyer de la Giroday was appointed to the Management Board Banking in 2009. He is chief executive officer of the business line Commercial Banking. Before his appointment to Management Board Banking, Mr. Boyer de la Giroday was a member of the Executive Board of ING Groep N.V. from April 2004. After completing his degree in commercial engineering at the Free University of Brussels and a master in Business Administration at the Wharton School, University of Pennsylvania, Eric Boyer de la Giroday started his career with Citibank in 1978. In 1984 he joined Bank Brussels Lambert, which was acquired by ING Group in 1998, where he held various management positions in the fields of capital markets, treasury and corporate and investment banking. He is also member of the Advisory Board of Euronext.
Management Board Insurance
The Management Board for Insurance consists of the three members of the Executive Board of the Group and two other members whose biographies appear below. ING announced changes to its Management Board for Insurance on October 26, 2009. See “Business—Recent Developments—Changes to the Management Boards”.
Hans van der Noordaa
(Born 1961, Dutch nationality, male; appointed in 2009)
Hans van der Noordaa was appointed to the Management Board Insurance in 2009. He is chief executive officer of the business lines Insurance Europe and Insurance Asia/Pacific. Before his appointment to the Management Board Insurance, Mr. van der Noordaa was a member of the Executive Board of ING Groep N.V. from April 2006. Hans van der Noordaa graduated in Public Administration at the University of Twente, the Netherlands. After a career in retail banking at ABN AMRO, he joined ING in 1991, where he held various management positions. He was CEO of the Retail Division of ING Netherlands, responsible for Postbank, ING Bank and RVS, before his appointment to the Executive Board in 2006.
Tom J. McInerney
(Born 1956, American nationality, male; appointed in 2009)
Tom McInerney was appointed to the Management Board Insurance in 2009. He is chairman and chief executive officer of the business line Insurance Americas. Before his appointment to the Management Board Insurance, Mr. McInerney was a member of the Executive Board of ING Groep N.V. from April 2006. Tom McInerney has a bachelor’s degree from Colgate University (Hamilton, New York) and received an MBA from the Tuck School of Business, Dartmouth College (Hanover, New Hampshire). He started his career in 1978 with Aetna Financial Services, which was acquired by ING in 2000. He had been CEO of ING’s insurance activities in the United States, which position included the responsibility for ING Mexico until his appointment to the Executive Board. Tom McInerney is responsible for Insurance Americas.
Compensation, Shareholdings and Loans
Remuneration Executive Board 2008
Executive Board base salary 2008
The base salary of all Executive Board members with the exception of Tom McInerney (who is employed on a US-based compensation structure) was increased by 5% in 2008. Base salaries had been frozen in 2004, 2005, 2006 and 2007.

The employment contracts with the members of the Executive Board provide for severance payments, which are to become due in case of termination of the contract in connection with a public bid as defined in Section 5:70 of the Dutch Financial Supervision Act. With respect to the amounts due, there is no difference as to whether termination of the contract would be in connection with a public bid or not. In accordance with the terms of the issuance of the Core Tier-1 Securities, severance payments to Executive Board members have been limited to a maximum of one year’s fixed salary, in line with the Tabaksblat Code.
Remuneration Structure 2009
Under the terms of Core Tier-1 Securities, the ING Supervisory Board will review the remuneration policy for the Executive Board and senior management to align it with new international standards. This will include linking incentive schemes to long-term value creation and risk. ING is in the process of reviewing its remuneration policy and will amend it as appropriate. Any changes to the remuneration policy will require approval by the General Meeting. The reviewed remuneration policy is expected to be proposed to the General Meeting in 2010 and to be effective compensation as of year 2010.
In December 2008, the Monitoring Committee Dutch Corporate Governance Code (the “Frijns Committee”) published an updated and revised version of the Tabaksblat Code in its definitive form; a proposal thereto was disclosed for consultation purposes in June 2008. The revised Tabaksblat Code became effective as of January 1, 2009. ING Group is now considering the implications of the revised Tabaksblat Code on the remuneration policy and to what extent these can be implemented. As recommended by the Frijns Committee, the implementation of the revised Tabaksblat Code will be discussed in the 2010 General Meeting as a separate agenda item.
Policy for 2009
With regard to the remuneration policy for 2009, the Supervisory Board continues to build upon the remuneration policy initiated in 2003. Under the terms of the Illiquid Assets Back-Up Facility, the Executive Board will not receive any bonus until a reviewed remuneration policy will be completed.
Executive Board base salary 2009
For 2009 base-salary levels were frozen.
Executive Board short-term incentive plan 2009
Under the Illiquid Assets Back-Up Facility, the individual Executive Board members will not receive a 2009 short term incentive.
Executive Board long-term incentive plan 2009
Under the Illiquid Assets Back-Up Facility, the individual Executive Board members will not receive a 2009 long-term incentive award.
Remuneration of Management Board members in 2009
As a consequence of the “Back to Basics” program, certain Management Board members no longer serve on the Executive Board of ING Groep N.V. as of June 1, 2009. See “Business—Group Strategy” elsewhere in this Prospectus. The current employment contracts with ING Groep N.V. will remain effective in 2009.

Remuneration of Executive Board members appointed in 2009
Jan H.M Hommen
Mr. Hommen was appointed as chairman of the Executive Board by the General Meeting of April 27, 2009. The Company is currently reviewing its remuneration policy for members of the Executive Board and senior management. Mr. Hommen shall be remunerated in accordance with the ‘new’ remuneration policy to be adopted by the General Meeting in 2010. Mr. Hommen shall not receive remuneration relating to 2009 until the adoption of the ‘new’ remuneration policy. The annual fixed salary will be determined in accordance with this policy. Mr. Hommen will not receive a short-term cash bonus or long-term incentive for 2009. Mr. Hommen will not participate in the Executive Board Pension scheme described under “—General Policy Senior Management Remuneration”.
Patrick G. Flynn
Mr. Flynn was appointed as a member of the Executive Board in the annual General Meeting of April 27, 2009. Mr. Flynn is entitled to an annual fixed salary of EUR 665,500 (gross). Mr. Flynn will not receive a short-term cash bonus or a long-term incentive for 2009. Mr. Flynn will receive a “buyout” for the loss of compensation which he would have received at his previous employer should he not have resigned. This buyout consists of a conditional grant of restricted stock to a maximum of 100,000 shares. A number of 30,000 shares will vest at the annual General Meeting in 2010, another 30,000 shares will vest at the annual General Meeting in 2011 and the remaining 40,000 shares will vest at the annual General Meeting in 2012, subject to satisfactory performance. The cumulative value of the restricted stock award is capped at EUR 1.3 million. Mr. Flynn will hold the shares for at least five years from the date the award was made or until the end of Mr. Flynn’s employment (Mr. Flynn is only allowed to sell part of the shares at the date of vesting to settle the wage tax liability). In case of termination of the employment contract by ING, Mr. Flynn will be entitled to a gross severance payment of 1 times his fixed annual salary at that time. However, he will not be entitled to such severance payment if, among other things, the contract is terminated for gross negligence or willful misconduct or for an urgent cause as mentioned in Article 7:678 of the Dutch Civil Code. Mr. Flynn participates in the Executive Board Pension scheme described in the remuneration policy of the 2008 annual report.
ING shares held by Executive Board and Management Board members(1)
Executive Board and Management Board members are permitted to hold bearer depositary receipts for ordinary shares as a long-term investment. The table below shows the holdings by members of the Executive Board and Management Boards as at September 30, 2009.

Number of (bearer depositary
receipts for) shares
September 30, 2009
Jan Hommen (2)	25,000
Patrick Flynn (2)
Koos Timmermans	7,785
Eric Boyer de la Giroday	19,096
Dick Harryvan	3,023
Eli Leenaars	27,302
Tom McInerney (3)	156,521
Hans van der Noordaa	3,339
Jacques de Vaucleroy (4)	42,184

(1)	Reflects composition of Executive Board and Management Boards as of September 30, 2009.

(2)	Jan Hommen and Patrick Flynn were appointed to the Executive Board in 2009.

(3)	The ING shares held by Tom McInerney are in the form of ADSs. He also holds units in a Leveraged Stock Fund.

(4)	Jacques de Vaucleroy retired as a member of the Management Board for Insurance with effect from October 26, 2009; however he will remain as an advisor to the Management Board for Insurance until January 1, 2010.
ING shares and options held by Supervisory Board members
Supervisory Board members are permitted to hold ING shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. None of the Supervisory Board members held ING options as at September 30, 2009.

Number of (bearer
depositary receipts for)
shares
September 30, 2009
Piet Klaver	7,430
Karel Vuursteen	1,510
Jeroen van der Veer (1)	60,736

(1)	Jeroen van der Veer was appointed to the Supervisory Board in 2009.
Employees
The geographical distribution of average full-time equivalent employees in the Group’s insurance operations and banking operations was, in the nine months ended September 30, 2009 as follows:

	Insurance operations	Banking operations	Total
The Netherlands	9,446	19,729	29,175
Belgium	449	10,471	10,920
Rest of Europe	4,057	27,102	31,159
North America	12,132	4,150	16,281
Latin America	7,224	285	7,509
Asia	6,932	10,144	17,075
Australia	1,482	1,066	2,548
Other	58	0	58

Total	41,779	72,946	114,725

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,601 over the nine months ended September 30, 2009, 3,703 in 2008, 1,942 in 2007 and 1,709 in 2006. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for the nine months ended September 30, 2009:

September 30,
2009
Insurance Europe	12%
Insurance Americas	17%
Insurance Asia/Pacific	7%
Commercial Banking	13%
Retail Banking	42%
ING Direct	9%

Total	100%

Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

LITIGATION
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that neither it nor any of its subsidiaries is aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this document which may have or have in such period had a significant effect on the financial position or profitability of the Company.
These proceedings include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation has been filed challenging the adequacy of the disclosures made in connection with the 2007 and 2008 issuance and sale of ING’s Perpetual Hybrid Capital Securities. Additional purported class litigation challenges the operation of the ING American Savings, ESOP and 401(k) Plans. Litigation also includes a case involving the interest crediting methodology that is used in connection with annuity products, and disclosures about the methodology, in which a state court of appeals has determined that the case can be maintained as a nation-wide class action. A higher appellate court has been asked to review and reverse this decision. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. In addition, a subsidiary is a garnishee in proceedings in the United States brought by judgment creditors of the Republic of Argentina who seek to levy on assets that were managed by that subsidiary before the Republic nationalized the private pension business in Argentina. Appropriate steps are being taken to address this matter.
In November 2006, the issue of amongst others the transparency of unit-linked products (commonly referred to as ‘beleggingsverzekeringen‘) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. In mid-November 2008 ING reached an outline agreement with consumer organizations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed that ING’s Dutch insurance subsidiaries would offer compensation to policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. ING’s Dutch insurance subsidiaries have started negotiations with the relevant consumer organizations in order to work out the agreement more in detail. Although the agreement is not binding for policyholders, ING believes a significant step was made towards resolving the issue.
Like many other companies in the mutual funds, brokerage, investment, and insurance industries, several of ING’s companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. ING believes that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognized.

DIVIDENDS
Dividend Policy
ING Groep N.V. has declared and paid dividends each year since its formation in 1991, with the exception of the final dividend for 2008 discussed below under “—Total distributions in 2008” and the interim dividend for the current year. In 2009, ING decided not to pay an interim dividend on ordinary shares. This decision was taken in view of ING’s operational results, the current capital ratios, and the ongoing discussion about required capital and leverage ratios in the financial services industry. ING has announced that it is difficult to foresee whether it will be in a position to pay a final dividend over 2009. ING calculates dividends primarily on the basis of underlying cash earnings. If ING pays a dividend on its ordinary shares it will be required to pay a coupon on its Core Tier-1 Securities as a multiple of the dividend per share. See “Risk Factors—Risks Related to the Group—We did not pay a final dividend in 2008 or an interim dividend in 2009. There can be no assurance that we will pay dividends on our ordinary shares in the future”.
Cash distributions on ING Groep N.V.’s ordinary shares and bearer depositary receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer depositary receipts are trading unless ING is prevented from doing so by government measures or other circumstances beyond its control. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer depositary receipts the opportunity, to the extent possible, to choose between cash and bearer depositary receipts for ordinary shares until the fourth day before the day on which the Trust must have made such choice. If no such choice by the holders of bearer depositary receipts has been timely communicated to the Trust, the Trust shall make the choice as it sees fit in the interests of the holders of the bearer depositary receipts concerned. Distributions to the shareholders in the form of bonus shares, writing-up shares, stock dividends and the like shall as far as possible be made available by the Trust to the holders of bearer depositary receipts in the form of bearer depositary receipts or by writing up the bearer depositary receipts.
If ING pays a dividend on its ordinary shares it will be required to pay a coupon on its Core Tier-1 Securities as a multiple of the dividend per share.
Distributions in 2009
In 2009, ING decided not to pay an interim dividend on ordinary shares and has announced that it is difficult to foresee whether it will be in a position to pay a final dividend over 2009.

STOCK EXCHANGE DATA
Share Price Information
Our outstanding bearer depositary receipts are traded in the form of ADS on the NYSE under the symbol “ING,” as bearer depositary receipts on the Euronext Amsterdam under the symbol “INGA”, and as bearer depositary receipts on the Euronext Brussels under the symbol “INGB”. The table below sets forth the high and low closing prices and volumes of trading activity of the bearer depositary receipts on Euronext Amsterdam, and the ADSs on the NYSE, for the annual, quarterly and monthly periods, as applicable, from 2004 through November 26, 2009. The historical closing prices indicated below were obtained from Bloomberg L.P. and have been adjusted to reflect spin-offs, stock splits or consolidations, stock dividends or bonuses, and any rights offerings or entitlements.

						Trading
			Trading volume			volume in
	Euronext Amsterdam Stock		in millions of			millions of
	Exchange (EUR)		BDRs	NYSE (USD)		ADSs
Calendar period	High	Low		High	Low
2004
First quarter	21.20	16.73	667.1	27.37	20.50	32.3
Second quarter	19.58	16.87	563.0	23.77	20.28	24.1
Third quarter	21.18	18.13	572.0	25.98	22.10	24.6
Fourth quarter	22.28	19.74	601.4	30.32	25.30	25.4

2005
First quarter	23.96	21.75	499.6	31.69	28.18	25.1
Second quarter	23.37	20.99	509.4	30.21	26.94	28.1
Third quarter	25.12	23.18	565.3	30.99	28.02	25.5
Fourth quarter	29.75	23.45	556.8	35.40	28.16	34.4

2006
First quarter	32.79	27.82	584.1	39.71	33.61	27.4
Second quarter	33.38	28.10	632.3	42.59	34.74	27.5
Third quarter	34.80	29.56	510.0	44.37	37.22	20.9
Fourth quarter	35.96	31.50	593.0	45.35	41.74	32.6

2007
First quarter	34.69	29.91	754.1	45.78	40.04	32.3
Second quarter	34.50	31.68	773.4	47.18	42.43	38.8
Third quarter	33.23	28.35	862.1	45.67	38.49	50.5
Fourth quarter	32.45	24.38	877.3	45.99	36.41	56.1

2008
First quarter	26.21	20.08	1,407.6	39.17	29.28	118.0
Second quarter	25.83	20.26	930.2	40.40	31.55	73.6
Third quarter	22.99	14.35	1,275.5	34.71	20.50	100.0
Fourth quarter	18.00	5.33	1,291.5	24.70	6.78	144.7

2009
First quarter	8.58	2.50	1,210.7	11.36	3.03	129.8
Second quarter	8.40	4.51	1,191.4	11.50	5.94	111.0
Third quarter	12.20	6.39	1,040.9	17.83	9.05	103.8

						Trading
			Trading volume			volume in
	Euronext Amsterdam Stock		in millions of			millions of
	Exchange (EUR)		BDRs	NYSE (USD)		ADSs
Calendar period	High	Low		High	Low
June	8.00	6.68	293.1	11.05	9.39	27.6
July	9.00	6.39	331.4	12.94	9.05	27.1
August	10.72	9.62	351.4	15.36	12.68	35.6
September	12.20	9.75	358.0	17.83	13.75	41.1
October	12.56	8.54	607.8	18.85	12.45	66.0
Closing price on November 25, 2009 (ADSs) and November 26, 2009 (BDRs)	8.92			12.28
Market Regulation
The market regulator in the Netherlands is the AFM, insofar as the supervision of market conduct is concerned. The AFM has supervisory powers with respect to the application of takeover regulations. Pursuant to the implementation of the Prospectus Directive in the Netherlands on July 1, 2005, the AFM is the competent authority for approving all prospectuses published for admission of securities to trading on Euronext Amsterdam (except for prospectuses approved in other EEA States that are used in the Netherlands in accordance with applicable passporting rules) and due to the implementation of the Market Abuse Directive (2003/6/EC) and related Commission Directives on October 1, 2005, the AFM has taken over from Euronext Amsterdam N.V. its supervisory powers with respect to publication of inside information by listed companies. The surveillance unit of Euronext Amsterdam N.V. will continue to monitor and supervise all trading operations.

INFORMATION RELATING TO ING SHARES AND APPLICABLE LEGAL PROVISIONS
The following description is a summary of certain information on the Company’s capital and certain provisions of the Articles of Association and of the applicable Dutch law. This summary does not purport to be exhaustive. The status of this summary with respect to the Articles of Association and the statutory provisions is that as of the date hereof.
Capital Structure, Shares
Overview
The authorized capital of ING Groep N.V. consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a right to acquire up to 4.5 billion cumulative preference shares has been granted to the ING Continuity Foundation (Stichting Continuiteit ING) pursuant to a call option issued by ING Groep N.V. The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of the company against influences which are contrary to the interests of ING Group, its enterprise and the enterprises of its subsidiaries and all stakeholders (including hostile takeovers), while the ordinary shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
Ordinary shares
All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Group consists of 4,500 million shares (increased from 3,000 million as a result of an amendment made to the Articles of Association on October 8, 2008). As at December 31, 2008, approximately 2,063 million of ordinary shares were issued and fully paid.
Bearer depositary receipts for ordinary shares
As discussed under “Shareholders—Significant Shareholders”, more than 99.9% of the ordinary shares issued by ING Groep N.V. are held by Stichting ING Aandelen. In exchange for these shares, the Trust has issued depositary receipts in bearer form for ordinary shares. The bearer depositary receipts are listed on various stock exchanges. Bearer depositary receipts can be exchanged for (non-listed) ordinary shares without any restriction, other than payment of an administrative fee of one euro cent (EUR 0.01) per bearer depositary receipt with a minimum of twenty-five euros (EUR 25.00) per exchange transaction.
The holder of a bearer depositary receipt is entitled to receive from the Trust payment of dividends and distributions corresponding to the dividends and distributions received by the Trust on an ordinary share.
In addition, the holder of a bearer depositary receipt is entitled to attend and to speak at the General Meeting of ING Groep N.V. either in person or by proxy. A holder of a bearer depositary receipt, who thus attends the General Meeting, is entitled to vote as a proxy of the Trust but entirely at his own discretion for a number of ordinary shares equal to the number of his bearer depositary receipts.
A holder of bearer depositary receipts who does not attend the General Meeting in person or by proxy is entitled to give a binding voting instruction to the Trust for a number of ordinary shares equal to the number of his bearer depositary receipts.

Pursuant to Section 3:259 of the Dutch Civil Code the holders of bearer depositary receipts have a joint right of pledge over the ordinary shares held by the Trust which right of pledge can only be enforced under certain circumstances.
The holder of bearer depositary receipts is entitled to receive from the Trust payment of dividends and distributions corresponding to the dividends and distributions received by the Trust on an ordinary share.
Core Tier-1 Securities
On November 12, 2008, ING Groep N.V. issued EUR 10 billion Core Tier-1 Securities to the Dutch State. This was effected by issuing one billion securities with an issue price of EUR 10 each. The nominal value of each security is EUR 0.24.
These securities do not have voting rights. However as a holder of the Core Tier-1 Securities, the Dutch State has the right to, subject to applicable law and to corporate governance practices generally accepted under applicable stock listing regimes, recommend two candidates for appointment to the Supervisory Board. Certain Supervisory Board approval items require approval by these nominees. At the General Meeting held on April 27, 2009 the two candidates nominated by the Dutch State were appointed to the Supervisory Board.
The Core Tier-1 Securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these Core Tier-1 Securities a coupon is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security paid on May 12, 2009; and

•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010);

•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011); and

•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
This coupon is to be paid on May 12, of each year (the coupon date) in cash if the dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable on a non-cumulative basis if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment, in the opinion of the DNB. Since ING already paid an interim dividend of EUR 0.74 in August 2008, ING recognized a coupon payable of EUR 425 million to the Dutch State as per December 31, 2008. This coupon was paid out on May 12, 2009.
ING Group has the right to repurchase all or some of the Core Tier-1 Securities at EUR 15 per security at any time together with the pro-rate coupon, if due, accrued to such date. It also has the right to convert all or some of the Core Tier-1 Securities into ordinary shares on a one-for-one basis from three years after the issue date onwards. The Dutch State in that case has the right to demand a redemption payment of EUR 10 per Core Tier-1 Security together with the pro-rate coupon, if due, accrued to such date. Both repurchase and conversion of the securities must be approved by the DNB. In connection with the Restructuring Plan, ING and the Dutch State have agreed that up to EUR 5 billion of the EUR 10 billion Core Tier-1 Securities may be repurchased at any time until January 31, 2010 at the original issue price of EUR 10 per Core Tier-1 Security, plus a repurchase premium and accrued interest. See “Business—Recent Developments—Repurchase of a Portion of the Core Tier-1 Securities Held by the Dutch State”.
ING may, after having given not less than 15 nor more than 30 days notice to the Dutch State, convert all or some of the Core Tier-1 Securities into bearer depositary receipts on a one for one basis (subject to customary adjustments as may be necessary to preserve economic equivalence), three years after November 12, 2008 or at any time thereafter, with approval from DNB and subject to the following: within five business days after having received such notice, the Dutch State may opt, by giving notice to ING, for repayment of the Core Tier-1 Securities concerned, on the date that had been identified by ING for the conversion, at EUR 10 per Core Tier-1 Security plus accrued interest. Such repayment will be subject to the approval of DNB. In addition, it shall be a condition to any conversion that all required non-Dutch insurance, banking or other regulatory approvals shall have been obtained.
Cumulative preference shares
Pursuant to the Articles of Association of ING Groep N.V. as amended on October 8, 2008, the authorized cumulative preference share capital consists of 4.5 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.24.
The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.
The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the Euro OverNight Index Average (“EONIA”) as calculated by the European Central Bank. During the financial year for which the distribution is made, this percentage is weighted on the basis of the number of days for which it applies, increased by 2.5 percentage points.
If and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.
ING Groep N.V.’s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Groep N.V., the amount paid up on the cumulative preference shares will be repaid together with the dividend shortfall in preceding years, insofar as this shortfall has not yet been made up.
ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its cumulative preference shares, when issued. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.
Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries are subject to dividend payment restrictions which apply to those subsidiaries themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V. or may be the result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, or other limitations which may exist in certain countries.
Without prejudice to the fact that the cumulative preference shares, when issued, will be junior securities of ING Groep N.V., no specific dividend payment restrictions with respect to the cumulative preference shares exist.
Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of cumulative preference shares. Capital may be repaid to the holders of cumulative preference shares pursuant to (i) an amendment of ING Groep N.V.’s articles of association whereby the cumulative preference shares are written down or (ii) a resolution to redeem and cancel the cumulative preference shares.
Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

The Trust
The following is a description of the material provisions of the Articles of Association (Statuten) of the Trust and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
The Trust was established on January 22, 1991 under the laws of the Netherlands as a foundation (stichting). The Trust has its corporate seat in Amsterdam, the Netherlands with its head office at Amstelveenseweg 500, 1081 KL Amsterdam, the Netherlands and is registered with the Trade Register of the Chamber of Commerce under number 41156637.
Pursuant to article 3 of the articles of association of the Trust, its objects and purposes include the promotion of the interests of all holders of bearer depositary receipts, also taking into account the interests of ING Groep N.V., the businesses of ING Groep N.V. and its group companies and all other ING Groep N.V. stakeholders, so as to ensure that all these interests are given as much consideration and protection as possible, the administration of the ordinary shares for which bearer depositary receipts have been issued, the exercise of the voting and other rights attached to such ordinary shares and the promotion of exchange of information between ING Groep N.V. on the one hand and the holders of bearer depositary receipts and its shareholders on the other.
The board of the Trust consists of:
(a)	Mr. Jan J.M. Veraart, Chairman

(b)	Mr. Huib J. Blaisse

(c)	Mr. Paul M.L. Frentrop

(d)	Mr. Carel J. van den Driest

(e)	Mr. Herman J. Hazewinkel
Bearer depositary receipts, which are negotiable instruments under Netherlands law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each bearer depositary receipt represents financial interests in one ordinary share held by the Trust, as described herein. Holders of bearer depositary receipts (including those bearer depositary receipts for which ADSs have been issued) do not have any voting rights with respect to the ordinary shares underlying the bearer depositary receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement as described in more detail below.
All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depositary (CSD), Herengracht 459 - 469, 1017 BS Amsterdam, the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each bearer depositary receipt holder shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Return of the global depositary receipts to a party other than the Trust shall not be permitted without the Trust’s consent. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the bearer depositary receipt holder(s) in respect of the relevant depositary receipts, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.
Transfer of title in the bearer depositary receipts is effected by book-entry through the facilities of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions. Owners of bearer depositary receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
Holders of bearer depositary receipts may surrender the bearer depositary receipts in exchange for ordinary shares. The Trust charges a fee for exchanging bearer depositary receipts for ordinary shares. Such fee, in each case, is a minimum of EUR 25.00, but varies based on the number of bearer depositary receipts so exchanged.
Intention to consider the position of the Trust
ING indicated in 2008 that the Executive Board and the Supervisory Board intended to consider the position of the Trust and bearer depositary receipts once the number of votes on ordinary shares and bearer depositary receipts of ordinary shares, including proxies, and excluding the votes which are at the discretion of the Trust, at a General Meeting was at least 35% of the total votes that may be cast for three consecutive years. In 2006, 28% of the total votes were cast, in 2007, the figure was 36.7%, in 2008, the figure was 38.7% and in 2009, the figure was 35.58%.
As communicated at the 2009 annual General Meeting, the Supervisory Board and Executive Board believe that, in particular against the backdrop of the financial crisis, more time is needed to consider the position of the Trust. The Company believes that the Trust structure can be important to proper decision making in the near future and also to the long-term interest of the Company. However, the Executive Board and the Supervisory Board intend to continue to consider steps to be taken in connection with the Trust.
Issue of shares
The Company’s authorized capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. An amendment to the Articles of Association has to be passed by notarial deed if it is to become effective, and this in turn requires a declaration of no objection to be issued by the Minister of Justice. The authorized capital of the Company currently amounts to EUR 2,160,000,000.
Share issues have to be approved by the General Meeting, which may also delegate its authority. Each year, the General Meeting has been asked to delegate authority to the Executive Board to issue new shares. The powers thus delegated to the Executive Board are limited:
•	in time: powers are delegated for a period of 18 months;

•	to specific types of shares: only ordinary shares may be issued;

•	by number: ordinary shares may be issued up to a maximum of 10% of the issued capital, or 20% in the event of a merger or takeover;

•	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.
Approval by the General Meeting would be required for any share issues exceeding these limits.
Amendment of our Articles of Association
The General Meeting may resolve to amend our Articles of Association, provided the resolution is adopted on a motion of the Executive Board which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least two-thirds of the votes cast at a General Meeting at which at least two-thirds of the issued capital is represented.

Reduction of share capital
Under our Articles of Association, the General Meeting may resolve to reduce our issued and outstanding share capital by canceling our shares, or by amending our Articles of Association to reduce the nominal value of our shares.
The decision to reduce our share capital requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is present or represented at the General Meeting. The resolution of the General Meeting to reduce our issued and outstanding share capital furthermore requires the approval of the class of shareholders of which the rights are accordingly affected. Such approval requires a majority of at least two-thirds of the votes cast, if less than 50% of the issued share capital of such class of shares is present or represented.
Acquisition by the Company of Existing Shares
We may acquire our own fully paid Existing Shares at any time for no consideration (om niet), or, subject to certain provisions of Dutch law and our Articles of Association, if (1) our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (2) we and our subsidiaries would thereafter not hold shares or hold a pledge over our shares with an aggregate nominal value exceeding 50% of our issued share capital, and (3) the Management Board has been authorized thereto by the General Meeting.
Authorization from the General Meeting to acquire our Existing Shares must specify the number and class of shares that may be acquired, the manner in which Existing Shares may be acquired and the price range within which Existing Shares may be acquired. Such authorization will be valid for no more than 18 months.
Any Existing Shares we hold in our own capital may not be voted on or counted for voting quorum purposes.
Pre-emption rights
Dutch law and our Articles of Association in most cases give shareholders pre-emption rights to subscribe on a pro rata basis for any issue of new shares or upon a grant of rights to subscribe for shares. Exceptions to these pre-emption rights include the issue of shares and the grant of rights to subscribe for shares (1) to our employees, (2) in return for non-cash consideration or (3) the issue of shares to persons exercising a previously granted right to subscribe for shares. Holders of ordinary shares do not have pre-emption rights with respect to cumulative preference shares to be issued. Holders of cumulative preference shares do not have pre-emption rights with respect to ordinary shares to be issued.
A shareholder may exercise pre-emption rights during a period of two weeks from the date of the announcement of the issue or grant. The General Meeting or the Executive Board, if so designated by the General Meeting and subject to approval of the Supervisory Board, may restrict the rights or exclude shareholder pre-emption rights. A resolution by the General Meeting to delegate the authority to exclude or limit pre-emption rights to the Management Board requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is present or represented. If the General Meeting has not delegated this authority to the Management Board, the General Meeting may itself vote to limit or exclude pre-emption rights and will also require a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is present or represented at the General Meeting.
The Trust Agreement provides that in the event new shares are issued the Trust will grant the holders of bearer depositary receipts a pre-emptive right to the issue of bearer depositary receipts in conformity with the pre-emptive rights granted to the holders of ordinary shares.
On April 27, 2009, our General Meeting resolved to grant to the Executive Board, subject to the approval of the Supervisory Board, the authority to restrict or exclude preferential rights of the Company’s shareholders in respect of the issue of ordinary shares. The authorization by the General Meeting applies up to and including October 27, 2010 (subject to extension from the General Meeting) (i) for a total of 200,000,000 ordinary shares plus (ii) for a total of 200,000,000 ordinary shares, only if these shares are issued in connection with the take-over of a business or a company.
Notices
The shareholders and holders of bearer depositary receipts shall be given notice of General Meetings. Notices of General Meetings shall be made in accordance with the provisions of the law and the regulations applying to the Company pursuant to the quotation of bearer depositary receipts or other securities on the stock exchange of Euronext Amsterdam N.V. Insofar as no other requirements have been laid down under or pursuant to the law or aforementioned regulations, the company shall be authorized to serve notice on shareholders and depositary receipt holders via the company website and/or by other electronic means representing a public announcement which remains directly and permanently accessible up to the General Meeting, and to give notice to shareholders in writing at the address notified by the entitled party to the company for this purpose. Unless the opposite is unambiguously clear, the notification by a shareholder or depositary receipt holder to the company of an electronic mail address shall be taken as evidence of the latter’s concurrence with the submission of notifications by electronic means. The Company shall not make any charge to shareholders and depositary receipt holders for notifications sent by electronic means.
Unless provided otherwise by the Trust Agreement, all notices, announcements and communications to depositary receipt holders shall be given in accordance with the statutory requirements and the regulations applicable to the foundation by virtue of the listing of bearer depositary receipts or other securities on the stock exchange operated by Euronext Amsterdam N.V., including, where possible, via the company’s website and/or by public announcement by other electronic means.
Certain Dutch Legal Considerations
Exchange controls
Cash distributions, if any, payable in euros on ordinary shares and bearer depositary receipts and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the DNB and, further, no payments, including dividend payments, may be made to jurisdictions or persons subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or adopted by the European Union.
Obligations of shareholders to disclose holdings
For information regarding the Major Holdings Rules under Dutch law, see “Item 7. Major shareholders and related party transactions—Holders of bearer receipts with a stake of 5% or more” in our Annual Report on Form 20-F or the fiscal year ended December 31, 2008 filed March 19, 2009.
Noncompliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.
We are required to notify the AFM of a change immediately if our share capital or voting rights changes 1% or more since our previous notification and each calendar quarter for other changes. The AFM will publish any notification pursuant to the Dutch Financial Supervision Act in a public registry. If as a consequence of such change a person’s interest in our capital or voting rights meets or passes the thresholds mentioned in the above paragraph, the person in question must immediately give written notice to the AFM by means of the standard form no later than the fourth trading day after the AFM has published our notification.

Once in every calendar year, every holder of an interest in our share capital or voting rights of 5% or more must renew its notification with the AFM to reflect changes in the percentage held in our share capital or voting rights, including changes as a consequence of changes in our total issued share capital.
For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (1) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (2) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (3) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which is part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).
Furthermore, each member of our Management Board and Supervisory Board must immediately give written notice to the AFM by means of a standard form of any change in his or her holding of shares and voting rights in us.
Obligation of Shareholders to make a Public Offer
Pursuant to Chapter 5.5 of the Dutch Financial Supervision Act on takeover bids, a shareholder who has acquired at least 30% of our voting rights is obliged to launch a public offer for all outstanding shares in our share capital. Shareholders acting in concert who have a combined interest of at least 30% of our voting rights are also obliged to make a public offer. The same applies when one or more shareholders have agreed with the target company to frustrate the public offer. The Trust is exempt from the requirement to make a public offer.
Squeeze Out Procedures
Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his own account contributes at least 95% of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish the same in a newspaper with a national circulation.
In addition, after a public offer, a holder of at least 95% of the outstanding shares and voting rights has the right to require the minority shareholders to sell their shares to it. Any such request to require the minority shareholders to sell their shares must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, in such a case, each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Market abuse rules
Pursuant to the section of the Dutch Financial Supervision Act implementing the Market Abuse Directive 2003/6/EC and related Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, members of our Executive Board and our Supervisory Board, and any other person who has managerial responsibilities or who has the authority to make decisions affecting our future developments and business prospects and who has regular access to inside information relating, directly or indirectly, to us (an “Insider”), must notify the AFM of all transactions conducted on his own account relating to our shares or in securities the value of which is determined by the value of our shares.
In addition, persons designated by the Decree on Market Abuse pursuant to the Financial Supervision Act (Besluit Marktmisbruik Wft) (the “Market Abuse Decree”) who are closely associated with members of our Executive Board, Supervisory Board or any of the Insiders must notify the AFM of the existence of any transactions conducted for their own account relating to our shares or securities the value of which is determined by the value of our shares. The Market Abuse Decree designates the following categories of persons: (1) the spouse or any partner considered by national law as equivalent to the spouse, (2) dependent children, (3) other relatives who have shared the same household for at least one year at the relevant transaction date, and (4) any legal person, trust or partnership, amongst other things, whose managerial responsibilities are discharged by a person referred to under (1), (2) or (3) above.
The AFM must be notified of transactions effected in either our shares or securities, the value of which is determined by the value of our shares, no later than the fifth business day following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.
The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act. Non-compliance with the notification obligations under the market abuse obligations laid down in the Dutch Financial Supervision Act may lead to criminal fines, administrative fines, imprisonment or other sanctions.
Resolutions of the Executive Board Requiring Approval by the General Meeting
Dutch company law and our Articles of Association provide that resolutions of the Executive Board involving a material change to the identity or character of the company or its affiliated enterprise require the approval of the General Meeting. Approval by the General Meeting is needed for resolutions concerning: (i) transfer to a third party of all or virtually all of the enterprise conducted by the Company or transfer or other assignment of enterprises of subsidiaries as a consequence of which the Company or the group over which the Company exercises central control ceases to engage in either insurance or banking activities; (ii) formation or termination of a permanent relationship between the Company or a subsidiary and another legal entity or partnership or as a fully liable partner in a limited or general partnership whereby the relationship or its termination is of material significance to the Company; (iii) acquisition or disposal by the Company or a subsidiary of a participating interest in the capital of a company amounting to one-third or more of the assets as disclosed in the balance sheet and notes thereto contained in the most recently adopted financial statements of the Company; or (iv) cooperation in the acquisition of control over the activities constituting the Company’s enterprise within the meaning of the Merger Code 2000 of the Social and Economic Council (SER-Besluit Fusiegedragsregels 2000), irrespective of whether that code is applicable. See “Business—Recent Developments—Insurance and other Divestments, EC Agreement”.

Development of the Share Capital
The following table sets forth the number of outstanding and authorized ordinary shares of ING as of September 30, 2009 and December 31, 2008, 2007 and 2006.

	As of September 30, 2009		December 31, 2008		December 31, 2007		December 31, 2006
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares(1)	4,500,000,000	2,063,147,969	4,500,000,000	2,063,147,969	3,000,000,000	2,226,445,299	3,000,000,000	2,205,092,650

Cumulative preference shares(2)	4,500,000,000	—	4,500,000,000	—	900,000,000	—	900,000,000	—

Preference shares A(3)	—	—	—	—	100,000,000	16,012,839	100,000,000	63,029,411

Preference shares B(4)	—	—	—	—	1,000,000,000	—	1,000,000,000	—

Total

(1)	Ordinary shares have a par value of EUR 0.24.

(2)	Cumulative preference shares had a nominal value of EUR 1.20 until October 8, 2008 and as of October 8, 2008 the cumulative preference shares have a nominal value of EUR 0.24.

(3)	Preference shares A had a par value of EUR 1.20.

(4)	Preference shares B had a par value of EUR 0.24.

SIGNIFICANT SUBSIDIARIES
The significant operating subsidiaries in the Group as of the date hereof are listed below:
Unless otherwise stated our participating interest is 100%, or almost 100%
COMPANIES TREATED AS PART OF THE INSURANCE OPERATIONS

Place of headquarters
The Netherlands
ING Verzekeringen N.V.	The Hague
ING Vastgoed V B.V.	The Hague
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	Rotterdam
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Hague
Parcom Capital B.V.	Hilversum
ING Retail Levensverzekering N.V.	The Hague
ING Retail Schadeverzekering N.V.	The Hague
RVS Levensverzekering N.V.	Rotterdam
RVS Schadeverzekering N.V.	Ede
Movir N.V.	Nieuwegein

Rest of Europe
ING Zivotna Poistovna a.s.	Bratislava, Slovakia
ING Nationale-Nederlanden Polska S.A.	Warsaw, Poland
ING Polska Powszechne Towarzystwo
Emerytaine S.A.	Warsaw, Poland
ING Asigurari de Viata S.A.	Bucharest, Romania
ING Greek Life Insurance Company S.A.	Athens, Greece
ING Greek General Insurance Company S.A.	Athens, Greece
ING Biztosito Zártkörûen Mûködõ Részvénytársaság Rt.	Budapest, Hungary
Nationale Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Madrid, Spain
Nationale Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Madrid, Spain

North America
ING America Insurance Holdings, Inc.	Wilmington, Delaware, US
ING International Insurance Holdings, Inc.	Hartford, Connecticut, US
ING Life Insurance and Annuity Company	Hartford, Connecticut, US
ING North America Insurance Corporation	Atlanta, Georgia, US
Lion Connecticut Holdings Inc.	Hartford, Connecticut, US
ReliaStar Life Insurance Company	Minneapolis, Minnesota, US
ReliaStar Life Insurance Company of New York	Woodbury, New York, US
Security Life of Denver Insurance Company	Denver, Colorado, US
ING USA Annuity and Life Insurance Company	Des Moines, Iowa, US

Latin America
ING Seguros de Vida S.A.	Santiago, Chile
AFP Capital S.A.	Santiago, Chile
ING Afore S.A. de C.V.	Mexico City, Mexico

Asia
ING Life Insurance Company Limited (Japan)	Tokyo, Japan
ING Life Insurance Company (Korea) Limited	Seoul, South Korea

Australia	Place of headquarters
ING Australia Holdings Limited	Sydney, Australia
ING Australia Pty Limited	Sydney, Australia

Reinsurance Company
ING Re (Netherlands) N.V.	The Hague, the Netherlands
COMPANIES TREATED AS PART OF THE BANKING OPERATIONS

Place of headquarters
The Netherlands
ING Bank N.V.	Amsterdam
Bank Mendes Gans N.V.	Amsterdam
ING Lease Holding B.V.	Amsterdam
ING Corporate Investments B.V.	Amsterdam
ING Vastgoed Management Holding B.V.	The Hague
InterAdvies N.V.	Amsterdam
Nationale-Nederlanden Financiële Diensten B.V.	Amsterdam
ING Commercial Finance B.V.	Amsterdam
WestlandUtrecht Hypotheekbank N.V.	Amsterdam

Belgium
ING België N.V.	Brussels

Rest of Europe
ING Bank Slaski S.A.	Katowice, Poland
ING Bank A.S.	Istanbul, Turkey

North America
ING Financial Holdings Corporation	New York, NY, US

Latin America
ING Middenbank Curaçao N.V.	Curaçao, Netherlands Antilles

Asia
ING Vysya Bank Ltd.	Bangalore, India

Other
ING Direct N.V.	Canada, Germany, Spain, Australia, France, US, Italy, UK

Significant Associates
Investments in associates

	Interest	Fair value	Balance
	held	of listed	sheet	Total	Total	Total	Total
2008	(%)	investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	171	443	12,247	11,246	812	589
ING Dutch Office Master Fund C.V.	16		219	1,624	258	63	75
ING Winkels Basisfonds	16		218	1,736	346	119	51
Sul America S.A.	36		168	557	91	2,663	2,348
ING Industrial Fund Australia	18	14	164	2,377	1,033	166	147
Property Fund Iberica	30		157	1,835	1,301	(2)	96
Lionbrook Property Partnership	29		145	626	126	(283)	15
Lion Industrial Trust	10		133	2,898	1,528	98	207
Lion Properties Fund	5		125	4,135	1,757	313	771
ING Woningen Basisfonds	13		122	1,064	155	58	45
ING Real Estate Asia Retail Fund	28		121	850	412	57	72
Dutch Office Fund II	16		109	817	136	50	58
ING Retail Property Fund Australia	29		109	790	412	13	7
ING Vastgoed Kantoren C.V.	10		98	1,006	22	101	93
ING Vastgoed Winkels C.V.	10		88	898	22	83	22
Property Fund Central Europe	25		83	880	546	69	37
Retail Property Fund France Belgium (RPFFB)	15		79	1,602	1,075	71	57
Dutch Residential Fund II	13		74	602	51	62	127
ING Retail Property Partnership Southern Europe	21		73	1,218	879	6	67
ING REI Investment DOF BV	4		71	2,679	383	197	212
ING European Infrastructure Fund	25		70	662	409		2
Lion Value Fund	22		68	442	139	7	56
ING Logistics Property Fund Europe	25		65	530	269	(5)	21
ING Re Nordic Property Fund	16		64	979	579	16	62
ING Property Fund Central and Eastern Europe	20		55	791	519	32	60
ING Vastgoed Woningen C.V.	10		53	528	1	36	25
ING Re French Residential Fund	45		50	182	69	3	4
Other investments in associates(1)			1,131

			4,355

(1)	“Other investments in associates” represents a large number of associates with a balance sheet value of less than EUR 50 million.
With respect to the entities in the table above, accumulated impairments of EUR 46 million (2007: EUR 29 million) have been recognized over 2008. For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING’s financial interest for own risk and its role as investment manager. In addition, the values presented in the table above could differ from the values presented in the individual annual accounts of the associates, due to the fact that the individual values have been brought in line with ING’s accounting principles. In general, the reporting dates of all material associates are consistent with the reporting date of the Group. However, for practical reasons, the reporting dates of certain associates differ slightly from the reporting date of the Group, but, in any case, the difference between the reporting date of the associates and that of the Group is no more than three months. Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.

Investments in associates

	Interest	Fair value	Balance
	held	of listed	sheet	Total	Total	Total	Total
2007	(%)	investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	481	481	16,028	15,002	180	436
ING Dutch Office Master Fund C.V.	24		348	1,718	257	202	24
ING Winkels Basisfonds	24		333	1,617	209	192	22
ING Industrial Fund Australia	18	303	303	3,124	1,338	411	168
Lionbrook Property Partnership	28		295	1,243	176	(60)	27
ING Woningen Basisfonds	25		237	1,116	112	135	48
Q-Park N.V.	19		191	3,911	2,914	458	403
ING Real Estate Asia Retail Fund	46		189	791	399	29	2
Property Fund Iberica	30		185	1,959	1,331	313	188
ING Retail Property Fund Australia	29		150	958	399	179	100
Lion Properties Fund	5		147	4,502	1,666	660	155
Lion Industrial Trust	9		142	3,001	1,157	387	106
B.V. Petroleum Maatschappij ‘Moeara Enim’	30		130	461		19	2
ING Re Nordic Property Fund	22		104	1,089	623	70	47
ING Vastgoed Kantoren C.V.	10		103	1,033	7	124	34
ING PF Brittanica	20		93	864	402	(7)	42
Lion Value Fund	33		92	423	143	76	14
ING Vastgoed Winkels C.V.	10		86	870	8	130	19
ING Office Fund Australia	6	69	83	2,134	763	443	152
Retail Property Fund France Belgium (RPFFB)	15		81	1,597	1,069	304	189
ING Logistics Property Fund Europe	25		78	574	263	76	31
Property Fund Central Europe	25		73	649	358	119	41
ING Retail Property Partnership Southern Europe	23		66	1,150	857	111	78
ING Property Fund Central and Eastern Europe	23		66	761	478	40	39
ING Vastgoed Woningen C.V.	10		56	557	1	68	15
Other investments in associates			902

			5,014
Changes in Investments in associates:

	2008	2007
Opening balance	5,014	4,343
Additions	1,034	1,222
Changes in the composition of the group	46	934
Transfers to and from Investments	(154)	(438)
Revaluations	217	(155)
Share of results	(375)	765
Dividends received	(212)	(224)
Disposals	(972)	(1,296)
Impairments	(29)	(25)
Exchange rate differences	(214)	(112)

Closing balance	4,355	5,014

In 2008, share of results of EUR (375) million (2007: EUR 765 million) and impairments of EUR (29) million (2007: EUR (25) million) are presented in the profit and loss account in share of profit from associates for EUR (404) million (2007: EUR 740 million). We have included share of results of EUR (445) million and impairments of EUR (2) million in our share of profit from associates for the nine months ended September 30, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 27, 2009